Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

MANAGEMENT PROPOSAL
EXTRAORDINARY SHAREHOLDERS’ MEETING

February 28, 2019

INDEX

MANAGEMENT PROPOSAL
INFORMATION ABOUT THE AGENDA
1.1. Approval of the Protocol and Justification	1
1.2. Ratification of the Appointment of the Specialized Firm	2
1.3. Approval of the Appraisal Report of Fibria	2
1.4. Approval of the Merger	2
1.5. Change of the Company’s corporate name	2
1.6. Expansion of the Company’s purpose	4
1.7. Company’s new capital stock	4
1.8. Termination of the current advice statutory committees to the Board of Directors	5
1.9. Change of the operating regime of the Audit Board	6
1.10. Creation of the Audit Statutory Committee	7
1.11. Adjustments to the formula for calculating the minimum mandatory dividend	9
1.12. Approval of other adjustments and related changes to the Bylaws	11
1.13. Re-rectification of the global compensation of the managers and members of the Audit Board for the fiscal year of 2018	20
APPENDIX I — INFORMATION ON THE REORGANIZATION	22
APPENDIX I.1 — MERGER AGREEMENT	29
APPENDIX I.2 — APPRAISAL REPORT	36
APPENDIX II — PRO FORMA FINANCIAL INFORMATION	53
APPENDIX III — INFORMATION OF THE APPRAISER	67
APPENDIX IV — COPY OF THE APPRAISER´S WORK PROPOSAL	68
APPENDIX V — AMMENDMENTS TO THE COMPANY´S BYLAWS	84
APPENDIX VI — CONSOLIDATED BYLAWS	144
APPENDIX VII — ITEM 13 — COMPENSATION OF THE MANAGERS	173

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING CALLED FOR ABRIL 1, 2019

Dear Shareholders,

The management of Suzano Papel e Celulose SA (“Company” or “Suzano”) hereby submit to the Extraordinary Shareholders’ Meeting, to be held on April 1, 2019, at 09:30am (“ESM”), the Management Proposal (“Proposal”), as described below, regarding matters related to (a) the merger of Fibria Celulose SA, a wholly-owned subsidiary of the Company; (b) the change of the Company’s corporate name to “Suzano S.A.”; (c) the amendment of the Company’s capital stock, as a result of the merger of Eucalipto Holding SA into the Company, consummated on January 14, 2019; (d) the expansion of the activities contemplated in the Company’s purpose; (e) the extinction of the current advice statutory committees to the Board of Directors; (f) the change of the Audit Board operating regime to not permanent; (g) creation of the Audit Statutory Committee; (h) adjustments to the formula for calculating the minimum mandatory dividend; (i) approval of related amendments to the Company’s Bylaws and (j) re- retification of the global compensation of the managers and members of the Audit Board related to the fiscal year of 2018.

Capitalized terms are expressly defined in this Proposal.

1.      Resolve on the following agenda:

1.1.                 Approval of the Protocol and Justification of the merger of Fibria (as defined below) by Suzano (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, with headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd e 4th (part) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, CEP 04551-010, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.022.807 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company with consequent winding up of Fibria (“Merger”)

This item of the agenda refers to the resolution on the Merger Agreement executed by the management of the Company and Fibria containing the general terms and conditions of the Merger, its justifications and the criteria for the evaluation of the net assets to be absorbed by the Company.

After detailed analysis of the current scenario and the situation of the companies, the management decided to propose the merger of Fibria into Suzano, believing that the effective integration of Fibria and Suzano’s activities after the combination of its operations and shareholder basis, completed on January 14, 2019, will allow the capture of gains in synergy resulting from the reduction of operational, logistics and administrative costs and risks.

The proposed transaction consists in the merger of the wholly-owned subsidiary Fibria into Suzano with the transfer, to the Company, of the totality of Fibria’s net equity accrued by means of an appraisal report prepared at book value. If the Merger is approved, Suzano will substitute its investments in the wholly-owned subsidiary Fibria for the net equity corresponding to the referred equity interest. As a result of the Merger, Fibria’s legal personality will be extinguished.

Pursuant to the terms of article 125 of Law No. 10,406, of January 10, 2002, as amended, the completion of the Merger, shall be subject to the approval of ANTAQ — National Waterway Transportation Agency, as to the Merger and the direct change of control of Fibria regarding the terminals own by Fibria and/or its controlling companies (“Condition Precedent”), provided that, once the Condition Precedent is verified (or waived by the Companies), (i) any of the Companies may communicate the other about the completion or waiver of the Condition Precedent and (ii) the Companies shall release a notice to the shareholders stating, at least, the date which the Merger shall be completed, which shall correspond to the first day of the month, immediately following the month in which the Condition Precedent was verified or the first day of the month, when the Condition Precedent is verified on the first day of the month.

The presentation of the information contained herein does not replace the careful reading of all the Appendices to this Proposal, including but not limited to the Merger Agreement, which contains all negotiated terms and conditions regarding the proposed merger.

Accordingly, based on the clarifications contained herein and pursuant to Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”), it is proposed that the Merger Agreement, in its entirety, with the consequent approval of the Merger, is approved. The Merger Agreement constitutes the Appendix I.1 to this Proposal.

1.2.                        Ratification of the appointment of PriceWaterhouseCoopers Auditores Independentes, a company with headquarters located at Avenida Francisco Matarazzo, No. 1.400, Torre Torino, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/MF under No. 61.562.112/0001-20, to prepare the appraisal report of Fibria’s equity at book value, as set forth on article 227 of Brazilian Corporation Law

The Company’s management has appointed, ad referendum the approval of the Company’s shareholders, PriceWaterhouseCoopers Auditores Independentes, a company with headquarters located at Avenida Francisco Matarazzo, No. 1.400, Torre Torino, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”), to prepare the appraisal report of Fibria’s equity at its book value, as set forth on article 227 of Brazilian Corporation Law (“Appraisal Report”).

The information required by article 21 of CVM Instruction 481/09 constitutes the Appendix III to this Proposal.

1.3.        Approval of the Appraisal Report

The Appraisal Report of Fibria’s equity was prepared considering the financial statements on the base date of December 31, 2018.

Considering that Suzano owns one hundred percent (100%) of Fibria’s capital stock and the decision of the Securities and Exchange Commission of Brazil (“CVM”) of February 15, 2018, in the Proceeding SEI No. 19957.011351/2017 -21, it is not necessary to prepare the report referred to in article 264 of the Brazilian Corporation Law.

The Appraisal Report constitutes the Appendix I.2 to this Proposal.

1.4.        Approval of the Merger, pursuant to the Merger Agreement

After the resolutions of the items detailed above, which are phases of the Merger, it is proposed that the Merger is approved, under the terms and conditions indicated in the Merger Agreement, with the consequent Merger of Fibria. In case of approval of the Merger at the ESM, Suzano’s management proposes that the managers are authorized to perform any and all additional acts required to implement the Merger.

1.5.                Change the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws

The management proposes that the Company’s corporate name is changed to “Suzano S.A.”, in a manner that Clause 1 of its bylaws shall be in force with the following wording:

“Clause 1 — SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.6.                   To approve the complementation of the Company’s purpose, to include (i) expressly other activities currently carried out by Fibria, as new lines (h), (i) and (j); and (ii) in the description of the activity listed in line (a) to solely mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws

The Company’s management proposes that the list of activities provided for in Clause 4 of its bylaws is expanded to include the following activities:

“Clause 4 — (...)

(a)                                                          manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry; (…)

(h)                                                          rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)                                                             rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)                                                             operation of airports and landing fields.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.7.                  To note the capital increase resulting from the merger of Eucalipto Holding S.A., consummated on January 14, 2019, under the authorized capital limit, by means of the amendment to the caput of Clause 5 of the Company’s bylaws

As approved in the Extraordinary Shareholders’ Meeting held on September 13, 2018 (“ESM 13.09.2018”), the effectiveness of the amendment of the bylaws approved at that meeting was subject to the compliance, verification or waiver of the conditions precedent indicated therein, which were fulfilled on January 14, 2019, date on which the operation for combination of the shareholder basis of the Company and Fibria was completed, as a result of the merger of Eucalipto Holding SA (“Holding”) by the Company.

As provided for in ESM 13.09.2018, the amendment to the caput of Clause 5 of the Company’s bylaws, in order to note the capital increase resulting from the merger of the Holding, would be submitted to the Company’s first shareholders’ meeting held after January 14, 2019.

It should be noted that the proposed amendment to the caput of Clause 5 of the Company’s bylaws will not result in a capital increase, as it is a mere update of the bylaws, since the capital increase resulting from the consummation of the merger of Holding approved at in ESM 13.09.2018 was approved by the Company’s board of directors on January 10, 2019, under the authorized capital limit.

In view of the foregoing, the Company’s management proposes that the caput of Clause 5 of the bylaws shall be in force with the following wording:

“Clause 5 — The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.8.                 To approve the termination of the current advice statutory committees to the Board of Directors

In order to guarantee greater flexibility to the Board of Directors with respect to the committees which advise it in a way that a statutory amendment is no longer necessary for the purpose of creating, terminating or even modifying the rules related to these committees, previously foreseen in the Bylaws, the Company proposes that the existing advice statutory committees (i.e., the Management Committee, the Sustainability and Strategy Committee and the Audit and Risk Management Committee) should be terminated, without prejudice, of course, to the Board of Directors create any other advice committees that it deems necessary, including with an equal or similar scope to those that it proposes to extinguish.

If the abovementioned approval is approved at the ESM, the Company proposes that the current Clause 16 of the Bylaws that governs this matter is removed, renumbering the other Clauses of the Bylaws and adjusting any clauses that make reference to the advice committees abovementioned.

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.9.                To approve the regime of the Audit Board to non-permanent

Considering the proposal for the creation of an Audit Statutory Committee pursuant to item 1.10 of this Proposal, as below, the Company proposes that the Audit Board’s operating regime is changed to non-permanent, being assured, however, the eventual installation of the Audit Board in accordance with applicable legislation. In the Annual Shareholders’ Meeting that resolve on the fiscal year ended on December 31, 2018, the term of office of the elected Audit Board will end.

If accepted the proposed amendment abovementioned, the Company proposes that the current Clause 25 of the Company’s Bylaws, as renumbered, is in force with the following wording:

“Clause 24 — The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One — The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.10.                To approve the creation of the Statutory Audit Committee

In order to contribute to a significant improvement in the quality of the Company’s corporate governance for the ultimate benefit of its investors, the Company proposes the creation of a Statutory Audit Committee (“SAC”).

With direct advisory services to the Company’s Board of Directors, it is intended that the SAC provides an independent view of some of its members, oversees aspects of compliance with laws and regulations and monitors the work of the independent auditor.

As a result of the possible approval of the abovementioned, the Company also proposes that following Clause 25 be added to the Company’s Bylaws to govern the matter:

“CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four — The SAC shall have the following duties:

(a)                       review the quarterly financial information, interim financial statements and financial statements;

(b)                       supervise the financial area;

(c)                        ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)                       ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)                        establish with the external audit the work plan and the fee proposal;

(f)                          recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(g)                       interact with the external audit on matters related to the audit procedure;

(h)                       evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)                          evaluate and monitor the Company’s risk exposures.

§ Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.11.          To approve certain adjustments to the formula for calculating the minimum mandatory dividend

In order to clarify the concepts of the formula for calculating the minimum mandatory dividend, without affecting the Company’s or its shareholders results, the Company proposes to adjust the wording to the concepts of “Operational Cash Flow Generation” and “EBITDA” of this formula.

Considering that the proposed adjustments will not reduce the minimum mandatory dividend, it is not the case of dissenting shareholders or right to withdraw as a result of the approval of this matter by the ESM.

If the aforementioned adjustments are approved at the ESM, the Company proposes that Clause 26 of the Company’s Bylaws is in force with the following wording:

“Clause 26 — The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)                                                   a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)                                                   the amounts allocated to Contingency Reserves, if constituted;

(c)                                                    the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty-five percent (25%) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause; and

(d)                                                   the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the

Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One — As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two — Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Clause 26, “Operational Cash Generation” consolidated means the result of the following formula:

GCO = Adjusted EBITDA — Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash consolidated of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this clause.

§ Five — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.12.         To approve other adjustments and related changes to the Bylaws

Considering the changes to be promoted in the Company’s Bylaws under the terms of the previous items, the Company also proposes to adjust any other Clauses of the Company’s Bylaws which may be impacted by the proposed amendments, if approved.

In addition, the Company proposes to modify throughout the Company’s Bylaws the designation of the Statutory Executive Officers in order to reflect the designation assigned to them internally in the organization.

Finally, the Company proposes that the following changes to the competence of the Board of Directors and Statutory Executive Board of Officers are performed: (i) to complement the competence of the Board of Directors described in line (b) of Article 14; (ii) to include the expression “consolidated” in line (h) of Article 14 with respect to the competence of the Board of Directors to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets; (iii) to complement the wording of line “m” of Article 14 to expressly exclude the competence of the Board of Directors to authorize the participation of the Company in wholly owned subsidiaries; (iv) to complement the competence of the Statutory Executive Board of Officers described in line “g” of Article 21 of the Company Bylaws and (v) to include a new paragraph to Article 20 to allow the Statutory Executive Board of Officers to convene by telephone, videoconference or any other means of communication.

If the proposals above are approved, the following items of the Bylaws shall be in force with the following wording:

“Clause 9 — The following are the Company’s management bodies:

(a)                                                   the Board of Directors: and

(b)                                                   the Statutory Executive Board of Officers.

Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One — The term of office of the members of the Board of Directors is two (2)                      years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two — The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three — The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.”

“Clause 11 — The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.”

“Clause 12 — The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.”

“Clause 13 (...)

§ Four — The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.”

“Clause 14 — The following shall be the attributes of the Board of Directors:

(a)                                                   to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)                                                    to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)                                                    if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)                                                      if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long- term global strategy to be proposed for the affiliated companies;

(h)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)                                                      to monitor and evaluate the economic and financial performance of the Company;

(j)                                                      to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)                                                   to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of the Corporations Law;

(l)                                                      subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)                                                if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)                                                   to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1) to sell, place a charge on or acquire assets  related  to  the  Company’s fixed assets and those referred in line “m” of this Clause;

(p.2) to give a real guarantee of any nature, or to  give  a  chattel  mortgage;

(p.3) to agree asset or liability financial transactions, including those  known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)                                                   to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)                                                     to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 15 below;

(s)                                                     if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)                                                      if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)                                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15 — The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One — The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two — The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.”

“Clause 16 — The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)                                                   to represent the Board of Directors in dealings with other parties;

(b)                                                   to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)                                                    to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)                                                   to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.”

“Clause 18 — The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three — The managers are not permitted to give personal guarantees.”

“Clause 19 — In the temporary absence:

(a)                                                   of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)                                                   of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One — In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two — Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.”

“Clause 20 — The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One — The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two — Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three — The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously.”

“Clause 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(...)

(g)                                                   to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;”

“Caput of Clause 22 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.”

“Clause 23 — The following are attributions of the Chief Executive Officer: (...)

(d)                                                   to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)     to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)       to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;”

“Clause 27 — On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub- paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.”

The information required by article 11 of CVM Instruction 481/09 constitutes the Appendix V and VI to this Proposal.

1.13.                 Re-Rectification of the global compensation of the managers and members of the Audit Board for the fiscal year of 2018

At the Company’s annual shareholders’ meeting held on April 26, 2018 (“ASM 2018”), the amount of sixty million, three hundred and ninety-three thousand, nine hundred and seventy-three reais and sixty-six centavos (R$60.393.973,66) was approved as global compensation of the managers and members of the audit board for the months of April 2018 to March 2019.

The overall amount approved in the ASM 2018 proved to be insufficient for the payment of the compensation due to the managers during the applicable period, considering unpredictable circumstances or not yet defined in the ASM 2018, namely due to the following events:

(a)                                the increase in value of the shares issued by the Company, affecting positively the compensation amount in equity;

(b)                                the dismissal of members of the Statutory Executive Board of Officers with payment of the amounts resulting from the dismissal;

(c)                                 the increase, as from September 2019, of the contribution rate for the National Institute of Social Security (INSS); and

(d)                                the payment of an eventual conditioned premium upon the completion of the integration of the businesses and shareholder basis of the Company and Fibria, which happened on January 14, 2019, that resulted in the creation of a worldwide leader pulp production company of eucalyptus.

Regarding item (d) abovementioned, the proposal for the payment of an eventual and conditioned premium related to the completion of the integration of the businesses and shareholder basis of the Company and Fibria arises from discussions and recommendations issued in compliance with the governance procedures adopted by the Company.

It is proposed, therefore, the re-rectification of the global compensation of the managers and members of the audit board approved at ASM 2018, from up to sixty million, three hundred and ninety-three thousand, nine hundred and seventy-three reais and sixty-six centavos (R$60.393.973,66) to up to one hundred and twenty-five million reais (R$ 125,000,000.00), provided that (a) from up to thirteen million, eight hundred and five thousand, two hundred and thirty nine reais (R$13,805,239.00) to up to eighteen million, four hundred and sixty four thousand, two hundred and sixty six reais (R$18,464,266.00) refers to the fixed and variable compensation of the members of the Board of Directors; (b) from up to forty five million, eight hundred and twenty five thousand and eight hundred and eighty one reais (R$45,825,881.00) to up to one hundred and five million, seven hundred and fifty seven thousand, three hundred and seventy nine reais (R$105,757,379.00), refers to the fixed and variable compensation of the members of the Statutory Executive Board of Officers; and (c) from up to seven hundred and sixty two thousand, eight hundred and fifty four reais (R$762,854.00) to up to seven hundred and seventy eight thousand, three hundred and fifty five reais (R$778,355.00) refers to the fixed and variable compensation of the members of the Audit Board.

The proposed compensation is an estimate that considers the maximum gross amount that may be paid to management, including installments of compensation and eventual benefits.

The information required by item II of article 12 of CVM Instruction 481/09 is presented in the Appendix VII to this Proposal.

2.              Additional information and where to find it

Are available to the Shareholders, at Suzano’s headquarters, at the Company’s Investor Relations website (ri.suzano.com.br), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br), the following documents:

•            Manual for Participation of Shareholders at the ESM

•            Distance Voting Ballot

•            Call Notice

•            Minutes of the Board of Directors Meeting with the approval of the Merger Agreement

•            Minutes of the Audit Board Meeting that opined on the Merger Agreement

•            Appendix 20-A of CVM Instruction 481/09

•            Merger Agreement and its annexes

•            Information on the appraiser according to Appendix 21 of CVM Instruction 481/09

•            Comparative table with the proposed amendments to the Company’s Bylaws

•            Consolidated version of the Company’s Bylaws

•            Item 13 of the Reference Form

We emphasize that in order to resolve any questions, the Investor Relations Office should be contacted by e-mail at ri@suzano.com.br.

APPENDIX I — INFORMATION ON THE REORGANIZATION

(Appendix 20-A to the CVM Instruction 481/09)

1.                                             Protocol and justification of the operation, in accordance with articles 224 and 225 of Law No. 6.404, 1976.

Refer to Appendix II to the present Management Proposal.

2.                                             Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies resulting from the operation, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

The Merger proposal shall not result in the execution, amendment or termination of any agreement, contracts pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies resulting from the operation, remaining valid current the information described on item “15.5 — Shareholders’ Agreement” of the Company’s Reference Form of 2018 (version 9).

3.                                             Description of the operation, including:

a)                                            Terms and conditions

Refer to the provisions in the Merger Agreement, as provided in Appendix II to the present Management Proposal.

b)                                            Obligations to indemnify:

(i)                                           The managers of any of the companies involved

Not applicable

(ii)                                       If the operation is not consummated

Not applicable

c)                                             Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or resulting from the operation, before and after the operation

If the Merger is approved, there will be no change of rights, advantages and restrictions of the Company’s shares and Fibria shall be wound up.

d)                                            Need for approval by debenture holders or other creditors

Not applicable.

e)                                             Assets and liabilities that will comprise each portion of the equity, in case of spin-off

Not applicable.

f)                                              Intention of the resulting companies to obtain registration as issuer of securities

4.                                             Plans to conduct corporate businesses, notably in relation to specific planned corporate events

The Company seeks to expand its corporate purpose as defined in its Bylaws in order to include the activities currently developed by Fibria, which shall be wound up due to the its merger into Suzano.

5.                                             Analysis of the following aspects of the operation:

a)                                            Description of key expected benefits, including synergies, tax benefits and strategic advantages: (i) synergies; (ii) tax benefits and (iii) strategic advantages:

The Company believes that the effective integration of the activities of Fibria and the Company, after the combination of their shareholding basis completed on January 14, 2019, will allow synergy gains as a result of the reduction in logistics and administrative operational costs and risks.

b)                                            Costs

The Company estimates that the costs involved in the completion of the Merger will be approximately R$1,200,000.00, amount which includes costs for drafting the appraisal report, opinions, publishing, registry, banks costs, waiver (renúncias) and governmental authorizations.

c)                                             Risk Factors

Although the Company hopes that the combined operations of the Company and Fibria will result in substantial synergies, the integration of two large companies faces significant challenges. There is no guarantee that the Company and Fibria will be able to integrate their operations without difficulties, which may include, among others, the loss of key-employees, diversion of management attention, interruption of its respective businesses in progress or possible inconsistencies in rules, proceedings and policies. There is also no guarantee regarding how far the Company will be able to gain the synergies expected with the Merger, regarding the term for its accomplishment or the expenses which will be incurred regarding the accomplishment of the synergies. Specifically, it may be difficult for the Company to measure the cost economies expected in the combination of the production facilities of the companies and, also, the benefits expected from the synergy of the joint acquisition of raw materials, improved production skills share and integration of administrative departments.

d)                                            In case of a related-party transaction, any alternatives that could be used to achieve the same objectives, indicating the reasons why such alternatives were not considered

The merger of Fibria into the Company is the most efficient way to implement the simplification of its corporate structure and achieve the objectives expected with the Merger. Other alternatives would imply on additional costs and greater operational complexity to achieve the result desired.

e)                                             Exchange ratio

Not applicable, once the Company holds one hundred per cent (100%) of Fibria’s capital stock.

f)                                              For operations involving parent companies, subsidiaries or joint ventures:

i)                                               Exchange ratio of shares calculated in accordance with Article 264 of Federal Law 6,404 of 1976

Once Fibria is a wholly-owned subsidiary by the Company, the draft of the report of article 264 of the Corporation Law have been exempted in view of the decision of the Board of Commissionaires of the Security and Exchange Commission of Brazil (“CVM”) of February 15, 2018 in the Proceeding SEI No. 19957.011351/2017-21.

ii)                                           Detailed description of the process of negotiation of the exchange ratio and other terms and conditions of the operation

Not applicable, once there is no exchange ratio since Fibria is, on this date, a wholly-owned subsidiary of the Company.

iii)                                       If the operation was preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in the controlling block: (a) Comparative analysis of the exchange ratio and price paid in the acquisition of control; and (b) Reasons justifying any differences in the valuations in the different operations.

Not applicable.

iv)                                        Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the operation or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable, once there is no exchange ratio since Fibria is, on this date, a wholly-owned subsidiary of the Company.

6.                                             Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes.

The minutes of the meetings of the Board of Directors and Audit Board of the Company regarding the Merger, all dated of February 27, 2019, are available on the websites of the Company, CVM and B3 S.A. — Brasil, Bolsa, Balcão.

7.                                             Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the operation made available to the controlling shareholder in any stage of the operation

The Appraisal Report of Fibria, prepared for purposes of the Merger, is available as Appendix I.2 to the present Management Proposal.

7.1 Identification of any conflicts of interest among the financial institutions and professionals that prepared the documents mentioned in item 7 and the companies involved in the operation

The Management of the Company hired an independent firm to draft the Appraisal Report of Fibria and did not identify conflicts of interest between the parties involved in the operation.

Besides that, the Appraiser stated (i) not to have knowledge of conflicts of interest, direct or indirect, either any other circumstances that represent conflict of interest regarding the draft of the Appraisal Report; and (ii) not to have knowledge of any action of companies officers with purpose direct, limit, difficult or practice any acts that have or may have compromised the access, the use or the knowledge of information, documents or relevant methodologies of work to the quality of the services provided.

8.                                             Proposals of bylaws or amendments to the bylaws of the companies resulting from the operation

Due to the Merger, the Company shall add to its corporate purpose additional activities to include activities currently performed by Fibria.

9.                                             Financial statements used for the purpose of the operation, in accordance with the specific rules

The financial statements as of December 31, 2018 were used as reference date for purposes of the operation, which are available at the websites of the Company, Fibria, CVM and B3 S.A. — Brasil, Bolsa, Balcão.

10.                                      Pro forma financial statements used for the purpose of the operation, in accordance with the specific rules

The pro forma financial statements prepared by means of the operation are available in Appendix II to the present Management Proposal.

11.                                      Document containing information on the companies directly involved that are not publicly held: (a) risk factors, in the terms of item 4.1 and 4.2 of the reference form; (b) description of the main changes in the risk factors occurred on the previous year and expectations regarding the reduction or increase in the exposure to risks as a result of the operation, in accordance with item 5.4 of the reference form; (c) description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d)description of the capital stock, in the terms of item 17.1 of the reference form and (e) description of the economic group, in the terms of 15 of the reference form.

Not applicable. Fibria is a publicly-held company registered before CVM on Category A.

12.                                      Description of the capital structure and ownership after the operation, in accordance with item 15 of the reference form

Considering that Fibria is wholly owned by the Company, there shall not be changes in the capital structure and control after the operation, remaining valid the current information described on item “15. Control and Economic Group” of the Company’s Reference Form of 2018 (version 9).

13.                                      Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or by people linked to them, as defined by the rules of initial public offer of shares.

There is no change in the capital structure and control after the Merger, remaining valid the current information described on item “15. Control and Economic Group” of the Company’s Reference Form of 2018 (version 9).

14.                                      Exposure of any of the companies involved in the operation, or of people link to them, as established by the rules of initial public offer to shares acquisition, in referenced derivatives in securities issued by other companies involved in the operation.

Not applicable.

15.                                      Report covering all businesses realizes within the last six (6) months by people indicated below with securities issued by companies involved in the operation:

a)                                            Companies involved in the operation:

(i)                                           Private purchase transactions: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Not applicable.

(ii)                                       Private sale transactions: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Not applicable.

(iii)                                   purchase transactions in regulated markets: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Not applicable.

(iv)                                    sale transactions in regulated markets: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions.

Not applicable.

b)                                            Parties related to the companies involved in the operation:

(i)                                           Private purchase transactions: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Private purchase transactions
Ammount	Average price (R$)	Securities	Percentage regarding and species	class	Other conditions	relevant
262.104	17,97	FIBR3	0.04%		Purchases motivated by the exercise of options granted in a stock option compensation plan.

(ii)                                       Private sale transactions: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Not applicable.

(iii)                                   purchase transactions in regulated markets: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions;

Operações de compras em mercados regulamentados
Ammount	Average price (R$)	Securities	Percentage regarding and species	class	Other conditions	relevant
7,000	41.42	SUZB3	0,00%		N/A
57,000	80.92	SUZ (Suzano ADR)	0,01%		Each ADR is backed by 2 (two) common shares issued by Suzano

(iv)                                    sale transactions in regulated markets: (1) the average price; (2) number of shares involved; (3) number of securities involved; (4) percentage regarding class and species of the security and (5) other relevant conditions

Sale transactions in regulated markets
Ammount	Average price (R$)	Securities	Percentage regarding and species	class	Other conditions	relevant
282,520	67.03	FIBR3	0.05%		N/A
106,234	47.21	SUZB3	0.00%		N/A

16.                               Document by which the Special Independent Committee                         submitted its recommendations to the Board of Directors, in case the operation has been negotiated in the terms of the CVM Opinion No. 25, of 2008.

Not applicable, once there is no exchange ratio since Fibria is, on this date, a wholly-owned subsidiary of the Company.

APPENDIX I.1 — MERGER AGREEMENT

(free translation without appendixes)

PROTOCOL AND JUSTIFICATION OF THE MERGER OF FIBRIA CELULOSE S.A. BY SUZANO PAPEL E CELULOSE S.A.

The management of the companies identified below, as well as the respective companies identified below:

(i)                          SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, Pituba, CEP 41810-012, registered in the Board of Trade of the State of Bahia under NIRE 29.300.061.331, herein represented in accordance with its bylaws (“Suzano”); and

(ii)                       FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, CEP 04551-010, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.022.807, herein represented in accordance with its bylaws (“Fibria” and, jointly with Suzano, the “Parties” or “Companies”),

For the reasons of and aiming the goals detailed below in conformity with articles 224 and 225 of Law No. 6.404/76, as amended (“Brazilian Corporation Law”), have decided to execute this protocol and justification (“Merger Agreement”) for the purposes of the merger of Fibria into Suzano, under the following terms and conditions:

1.                                      INTRODUCTION

1.1.                            Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of Fibria, with its subsequent winding up and transfer of its net equity to Suzano (“Merger”).

1.2.                            Justification. After the analysis of the current scenario and status of the companies, the management decided to propose the merger of Fibria into Suzano, believing that the effective integration of the activities of Fibria and Suzano, after the combination of their shareholding basis completed on January 14, 2019, will allow synergy gains as a result of the reduction in logistics and administrative operational costs and risks.

2.                                     APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS

2.1.                            Form. Due to the Merger, Suzano will receive all the net equity of Fibria, succeeding it on an universal basis with regard to all of its assets, rights and liabilities, without any discontinuity.

2.2.                            Transaction Base Date. The reference date of the transaction shall be December 31, 2018 (“Base Date”).

2.3.                            Appraisal Criteria. The assets, rights and liabilities of Fibria’s net equity that will be transferred to Suzano will be appraised at its book value.

2.4.                            Appraiser; Appraisal Report. The officers of the Parties appoint, hereby, ad referendum of Suzano ESM and Fibria ESM (as defined below), as the appraiser, under the terms of Section 2.3, PriceWaterhouseCoopers, Auditores Independentes, a corporation with head office at Avenida Francisco Matarazzo, No. 1400, Torino Tower, in the City of São Paulo, State of São Paulo, CEP 05001-903, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”), responsible to determine Fibria’s net equity according to its book value (“Appraisal Report”), which now constitutes and is an integral and inseparable part of this Merger Agreement for any purposes of law, under the terms of Exhibit I.

2.4.1.                   Considering that Suzano holds one hundred per cent (100%) of the capital stock issued by Fibria and in view of the decision of the Board of Commissionaires of the Security and Exchange Commission of Brazil (“CVM”) of February 15, 2018 in the Proceeding SEI No. 19957.011351/2017-21, the valuation report mentioned on Article 264 of the Brazilian Corporation Law shall not be necessary.

2.4.2.                   Under the terms of Article 227, § 1st of the Brazilian Corporation Law, the appointment of the Appraiser shall be subject to the ratification of Suzano’s general shareholders meeting that deliberates about the Merger.

2.4.3.                   The merger shall not grant the right of withdrawal to dissenting shareholders within the Merger, since the applicable law limits such right to the shareholders of the merged company and Fibria is a wholly-owned subsidiary of Suzano. That being, it is not the case of dissident shareholders and, as a consequence, of reimbursement amount due to Fibria’s shareholder due to the Merger.

2.4.4.                   The Appraiser states that: (i) there is no potential or current conflict or common interest with the Companies’ shareholders or, further, as regards to the Merger; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented, or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. The Appraiser was selected for the works described herein due to its wide and renowned experience in preparing reports and appraisals of such nature.

2.4.5.                   Suzano shall bear all the costs related to the hiring of the Appraiser for preparing the Appraisal Report.

2.5.                            Net Equity to be Transferred; Capital Changes. Under the terms of the Appraisal Report, the net equity of Fibria for purposes of the Merger is fourteen billion, one hundred and forty-nine million, three thousand, five hundred and ten reais and fifty-five cents (R$14,149,003,510.55), which will be the amount of the net assets to be transferred to Suzano. The Merger will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the total capital stock of Fibria.

2.6.                            Assets of Fibria to be Transferred to Suzano. The totality of the assets and liabilities of Fibria will be transferred to Suzano due to the Merger.

2.6.1.                   The following include assets and liabilities of Fibria to be transferred to Suzano, which are merely exemplifying and without prejudice to the others contemplated in the equity of the Fibria: (i) all establishments and branches of Fibria, independent if listed or not in Exhibit II to this Merger Agreement, which will be operated by Suzano as from the Merger; (ii) all fixed assets, including, but not limited to any other, all the real estate properties listed in Exhibit III, which are deposited at the headquarters of Suzano; (iii) all personal and/or real guarantees granted and provided by third parties in favor of Fibria; and (iv) all the agreements to which Fibria is a party. In addition, all the employees of Fibria will be transferred to Suzano, as well as the respective labor liabilities related to them.

2.6.2.                   For clarification purposes, considering that the transaction consists on a Merger, all the assets and rights of Fibria will be of Suzano by universal succession, independent if mentioned or not in this Exhibits to the Merger Agreement.

2.7.                            Equity Variation. Equity variations occurred between the Base Date and the date of completion of the Merger shall be absorbed by Suzano, including both the positive and negative results arising from changes on that period, considering, in each case, the respective transferred net equity.

3.                                     CONDITION PRECEDENT; CORPORATE APPROVALS; CAPITAL STOCK

3.1.                            Conditions Precedent. The completion of the Merger, shall be, under the terms of article 125 of Law No. 10,406, of January 10, 2002, as amended, subject to the obtainment of the approval by ANTAQ — National Waterway Transportation Agency (“Condition Precedent”) regarding the Merger and the change of Fibria’s direct corporate control with respect to the terminals owned by Fibria and/or its subsidiaries, provided that, once the Condition Precedent is verified (or waived by the Companies), (i) any of the Companies may communicate the other about the completion or waiver of the Condition Precedent and (ii) the Companies shall release a notice to the shareholders stating, at least, the date which the Merger shall be completed, which shall correspond to the first day of the month, immediately following the month in which the Condition Precedent was verified or the first day of the month, when the Condition Precedent is verified on the first day of the month.

3.2.                            Approval Actions. Notwithstanding the provisions of Section 3.1, the completion of the Merger will also depend on the following actions (“Approval Actions”), all interdependent, which shall be coordinated in order to occur, on first call, on the same date:

(i)                                    Extraordinary Shareholders’ Meeting of Suzano to (a) approve the execution of the Merger Agreement, (b) ratify the appointment of the Appraiser, (c) approve the Appraisal Report, (d) approve the Merger, under the terms of this Merger Agreement, and (e) authorize the officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the shareholders (“Suzano ESM”); and

(ii)                                 Extraordinary Shareholders’ Meeting of Fibria to (a) ratify the execution of this Merger Agreement, (b) approve the Merger, under the terms of this Merger Agreement, and (c) authorize the officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the Shareholders (“Fibria ESM”).

3.2.1.                   Suzano recognizes that considering that the Merger shall not result in a capital increase, its Byalws shall not be amended to this specific purpose.

3.2.2.                   The events described herein, as well as the other matters subject to the shareholders of the Parties at Suzano ESM and Fibria ESM that deliberate about the Merger Agreement, are reciprocally dependent businesses, assumed that one business shall not be effective unless the other one also is.

4.                                     OTHER COVENANTS

4.1.                            Pro Forma Financial Statements. Since the Merger constitutes a relevant business, by means of Orientação Técnica of OCPC No. 06, the managements of the Parties elaborated the pro forma financial statements of Article 10 of the CVM Instruction No. 565, of June 15 of 2015, as altered.

4.2.                            Right of Withdrawal. Considering that Fibria is a wholly-owned subsidiary of Suzano, no right of withdrawal shall be granted.

5.                                     FINAL PROVISIONS

5.1.                            Succession of Rights and Liabilities. Pursuant to article 227 of the Brazilian Corporation Law, Suzano will assume the assets and liabilities regarding the net equity of Fibria transferred to Suzano, under the terms of this Merger Agreement due to the Merger, without any discontinuity.

5.2.                            Completion. The management of the Parties shall have the powers to perform all necessary acts, registries and annotations for the completion of the Merger after the approval pursuant to the Actions of Approval, including recognizing the existence of any asset or right to be transferred to Suzano by means of the Merger.

5.3.                            Disclosure. The applicable documents shall be available to the shareholders of Suzano and Fibria at: (i) their respective social medias as of the date of the call notices of Suzano ESM and Fibria ESM, and/or, as the case may be, (ii) on the Investor Relations sites of Suzano (https://ri.suzano.com.br/) and Fibria (https://ri.fibria.com.br/) and (iii) on the websites of the Securities and Exchange Commission (CVM) and B3 S.A. — Brasil, Bolsa, Balcão.

5.4.                            Amendment. This Merger Agreement may only be amended by written instrument executed by the Parties.

5.5.                            Nullity and Inefficiency. A possible statement by any court of nullity or non- effectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non- effective.

5.6.                            Waiver. The failure or delay by any of the Parties in exercising any of its rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

5.7.                            Irrevocability and Irreversibility. This Merger Agreement is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

5.8.                            Assignment. The assignment of any of the rights and obligations agreed to in this Merger Agreement without the prior and express consent, in writing, by the Companies shall be prohibited.

5.9.                            Execution Instrument. This Merger Agreement, signed in the presence of two (2) witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Merger Agreement constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

5.10.                     Applicable Law. This Merger Agreement shall be construed and governed by the laws of the Federative Republic of Brazil.

5.11.                     Court. The Parties and their respective managements elect the Central Court of São Paulo, State of São Paulo, to settle any divergences arising out of this Merger

Agreement.

In witness whereof, the directors of the Companies execute this Merger Agreement in three (3) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, February 27, 2019.

APPENDIX I.2 — APPRAISAL REPORT

(A free translation of the original in Portuguese)

Fibria Celulose S.A.

Report on the net book equity value based on the accounting records at December 31, 2018

Report on the net book equity value based on the accounting records

To the Shareholders and Management

Fibria Celulose S.A.

Information on the audit firm

1                                         PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under nº 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under nº 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated July 2, 2018, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under nº 147.246, at November 30, 2018, represented by its undersigned partner, Mr. José Vital Pessoa Monteiro Filho, Brazilian, married, accountant, holder of Identity Card nº 2.473.821 SSP/PE, enrolled in the Individual Taxpayers Register (CPF) under nº 856.126.186-68 and the Regional Accounting Council of the State of Pernambuco under nº 1PE016700/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Fibria Celulose S.A. (“Company”) to proceed with the report of the net book equity value of Fibria Celulose S.A. at December 31, 2018, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below.

The objective of the report

2                                         The objective of the report of the net book equity value at December 31, 2018 of Fibria Celulose S.A. is its merger into Suzano Papel e Celulose S.A.

Management’s responsibility for the accounting information

3                                         Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report.

Scope of the work and responsibility of the independent auditors

4                                         Our responsibility is to express a conclusion on the net book equity value of the Company at December 31, 2018, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903,
Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com.br

Fibria Celulose S.A.

the Institute of Independent Auditors of Brazil (IBRACON) and approved by the Brazilian Federal Accounting Council through CTA 20/2014 (R1), which establishes that audit procedures be applied to the balance sheet. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement.

5                                         An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the shareholders’ equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6                                         Based on the work performed, we conclude that the amount of R$ 14,149,003,510.55, according to the balance sheet at December 31, 2018, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Fibria Celulose S.A., according to accounting practices adopted in Brazil.

Other matters

7                                         In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a)                                 in accordance with the professional standards established by the Brazilian Federal Accounting Council, we are not aware of any direct or indirect conflict of interest, nor of any other circumstances that represent conflict of interest, in relation to the services provided by us and which are described above; and

(b)                                 we are not aware of any measure taken by the Company’s majority stockholder or managers with the objective of directing, limiting, making difficult or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

São Paulo, February 22, 2019

Attachment I to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Balance sheet	(A free translation of the original in Portuguese)
at December 31, 2018

Brazilian Reais
Assets
Current
Cash and cash equivalents	194,111,654.39
Marketable securities	4,278,555,693.55
Derivative financial instruments	210,852,381.30
Trade accounts receivable, net	2,629,382,264.40
Inventory	1,426,523,043.73
Recoverable taxes	196,657,048.45
Dividends receivable	1,907,521.35
Other assets	187,840,465.91
9,125,830,073.08
Non-current
Marketable securities	172,890,870.73
Derivative financial instruments	455,324,614.73
Recoverable taxes	1,149,009,822.25
Advances to suppliers	587,253,264.98
Judicial deposits	191,436,229.29
Deferred taxes	761,443,176.81
Other assets	102,948,057.04
Investments	8,610,739,161.92
Biological assets	4,246,532,121.28
Property, plant and equipment	14,557,311,125.70
Intangible assets	4,354,306,800.12
35,189,195,244.85
Total assets	44,315,025,317.93

Brazilian Reais
Liabilities and Shareholders’ equity
Current
Loans and financing	1,632,189,315.17
Derivative financial instruments	276,406,614.90
Trade payables	933,054,926.15
Payroll, profit sharing and related charges	367,244,184.86
Taxes payable	44,229,282.13
Relates parties	698,002,034.46
Dividends payable	728,910,493.48
Other payables	781,639,383.61
5,461,676,234.76
Non-current
Loans and financing	8,180,548,587.47
Derivative financial instruments	126,284,645.45
Relates parties	15,844,736,918.27
Provision for legal proceeds, net	190,513,638.04
Other payables	362,261,783.39
24,704,345,572.62
Total liabilities	30,166,021,807.38

Shareholders’ equity
Share capital	9,729,006,437.55
Share capital reserve	14,189,921.57
Other reserves	1,619,199,998.42
Statutory reserves	2,786,607,153.01
14,149,003,510.55
Total liabilities and shareholders’ equity	44,315,025,317.93

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

1                                         Basis of preparation and summary of significant accounting policies

The balance sheet at December 31, 2018 was prepared with the objective of report of the net book equity value at December 31, 2018 of the Fibria Celulose S.A. (“Company”) to be used in the merger into Suzano Papel e Celulose S.A.

The balance sheet at December 31, 2018 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting estimates and also requires management to exercise its judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity, as well as areas where assumptions and estimates are significant to the balance sheet are disclosed in Note 1.19.

The main accounting policies applied in the preparation of this balance sheet are presented below.

1.1                               Foreign currency translation

(a)                                 Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency of the Company.

(b)                                 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss) and indexation charges, net” in the Statement of profit or loss.

1.2                               Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

1.3                               Financial assets

1.3.1                     Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(a)                                 Financial assets at amortized cost

Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement.

(b)                                 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category.

This category includes the balance of other investments. Any changes are recognized in the income statement, except for the fair value of investments in equity instruments that are recognized in other comprehensive income.

(c)                                  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories.

Financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement.

1.3.2                     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

1.3.3                     Impairment of financial assets

(a)                                 Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•                                          significant financial difficulty of the issuer or debtor;

•                                          a breach of contract, such as a default or delinquency in interest or principal payments;

•                                          where Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•                                          it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•                                          the disappearance of an active market for that financial asset because of financial difficulties;

•                                          observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss.

(b)                                 Financial assets at fair value through other comprehensive income

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of financial assets at fair value through other comprehensive income, a significant or prolonged decline in the fair value of the equity

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

below its cost is also evidence that the assets are impaired. If any such evidence exists for financial assets at fair value through other comprehensive income, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

1.4                               Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the Statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented.

1.5                               Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

We have no historical losses on accounts receivable from our sales of pulp and, for this reason, there is no indication of the need to recognize a provision for estimated credit losses for our accounts receivable. Even though, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

1.6                               Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

1.7                               Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

1.8                               Intangible assets

(a)                                 Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                 Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss.

(c)                                  Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight- line basis, at the annual rates of 6.3%.

(d)                                 Development and implementation of systems (software)

The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

1.9                               Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Land is not depreciated. The annual average depreciation rates for property plant and equipment as of December 31, 2018, based on their useful life, are as follow:

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized in the Statement of profit or loss.

1.10                        Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

1.11                        Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in the Statement of profit or loss.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

1.12                        Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

1.13                        Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the invoiced amount.

1.14                        Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

1.15                        Employee benefits

(a)                                 Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post- employment benefits to employees, under defined contribution plans to which the Company pays fixed

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due.

(b)                                 Health care (post-retirement)

Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through discounted future cash outflows.

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. Actuarial gains and losses are recognized directly in shareholder’s equity.

(c)                                  Profit-sharing and bonus plans

Provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss.

1.16                        Contingent assets and liabilities

Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured.

Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are not accrued.

1.17                        Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

1.18                        Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed” until approval by the shareholders at the general meeting.

1.19                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

(a)                                 Deferred tax assets and deferred tax liabilities

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                 Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan.

(c)                                  Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

(d)                                 Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets.

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

For the assumption called “actual planted area”, we consider that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates their fair value.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

(e)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount.

(f)                                   Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment. The Company evaluates individually a substantial part of the process in which is involved.

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

Attachment II to report on the net book equity value based on the accounting records issued on February 22, 2018

Fibria Celulose S.A.

Notes to the balance sheet

at December 31, 2018	(A free translation of the original in Portuguese)

All amounts in reais unless otherwise stated

(g)                                 Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable. The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates.

*                                         *                                         *

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria Celulose S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated February 22, 2018.

APPENDIX II — PRO FORMA FINANCIAL INFORMATION

(A free translation of the original in Portuguese)

Suzano Papel e Celulose S.A.

Independent auditor’s reasonable assurance
report on the compilation of pro forma
consolidated financial information

for compliance with CVM Instruction no 565

(A free translation of the original in Portuguese)

Independent auditor’s reasonable assurance
report on the compilation of pro forma
consolidated financial information

for compliance with CVM Instruction no 565

To the Board of Directors and Stockholders
Suzano Papel e Celulose S.A.

We have completed our reasonable assurance engagement for the purpose of issuing a report on the compilation of the pro forma consolidated financial information of Suzano Papel e Celulose S.A. (“Company” or “Suzano”), prepared under the responsibility of the Company’s management, for compliance with Instruction 565 issued by the Brazilian Securities Commission (CVM). The pro forma consolidated financial information includes the pro forma consolidated balance sheets at December 31, 2018, the pro forma consolidated statement of income for the year ended December 31, 2018, and the accompanying notes. The criteria applicable based on which the Company’s management compiled the pro forma consolidated financial information are specified in the Technical Pronouncement CTG 06, “Presentation of pro forma financial information”, of the Brazilian Federal Accounting Council (CFC), and are summarized in Note 1 to the pro forma consolidated financial information.

The pro forma consolidated financial information has been compiled by the Company’s management to illustrate the impact of the acquisition of Fibria Celulose S.A. (“Fibria”) (“transaction or combination”), as presented in Note 1, on the Company’s consolidated balance sheet at December 31, 2018 and on its consolidated statement of income for the year ended December 31, 2018, as if the transaction had occurred as from December 31, 2018 (for the pro forma consolidated balance sheet) and as from January 1, 2018 (for the pro forma consolidated statement of income), respectively. As part of this process, information on the Company’s financial position and financial performance was extracted by the Company’s management from the consolidated financial statements for the year ended December 31, 2018, on which we issued our unmodified audit opinion on February 21, 2019. In addition, the information on the financial position and financial performance of Fibria was extracted by the Company’s management from the consolidated financial statements for the year ended December 31, 2018, on which we issued our unmodified audit opinion on February 21, 2019.

Management’s responsibility for the pro forma
consolidated financial information

Management is responsible for the compilation of the pro forma consolidated financial information in accordance with the criteria defined in CTG 06.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Our independence and quality control

We complied with independence and other ethical requirements established by the Brazilian Accounting Standards for General Professionals (NBCs PG) 100 and 200 and the Brazilian Accounting Standard for Independent Auditors (NBC PA) 291. These standards are based on the principles of integrity, objectivity, and professional competence and approach the confidence and the behavior of the professionals.

We applied the International standards on quality control established by NBC PA 01 and, accordingly, we maintained a proper quality control system that includes policies and procedures related to the compliance with ethical requirements, professional standards, and legal and regulatory requirements.

Independent auditor’s responsibility

Our responsibility is to express an opinion, as required by the CVM, on whether the pro forma consolidated financial information has been compiled by the Company’s management, in all material respects, based on the criteria established by CTG 06.

We conducted our work in accordance with the standard NBC TO 3420 - “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Federation of Accountants (IFAC). These standards require that the auditor plan and perform audit procedures with the purpose of obtaining reasonable assurance that the Company’s management compiled, in all material respects, the pro forma consolidated financial information based on the criteria established by CTG 06.

For the purposes of this engagement, we are not responsible for the updating or restatement of any reports or opinions on any historical financial information used in the compilation of the pro forma consolidated financial information. In addition, during the course of this engagement, we have not audited or reviewed the financial statements and other historical financial information used in the compilation of the pro forma financial information.

The purpose of the pro forma consolidated financial information is solely to illustrate the impact of the relevant transaction on the Company’s historical consolidated financial information, had the transaction occurred on the prior date chosen for illustrative purposes. Accordingly, we do not provide any assurance that the actual results of the relevant transaction at December 31, 2018 or January 1, 2018 would have been as presented herein.

A reasonable assurance engagement about whether the pro forma consolidated financial information has been compiled, in all material respects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the Company’s management while compiling the pro forma consolidated financial information provide a reasonable basis for the presentation of the significant effects which are directly attributable to the transaction, and to obtain sufficient appropriate evidence about whether:

(i)            the corresponding pro forma adjustments result in the appropriate effect of these criteria; and

(ii)           the pro forma financial information reflects the adequate implementation of these adjustments made to the historical financial information.

The procedures selected depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, the nature of the event or transaction in relation to which the pro forma consolidated financial information has been compiled, and other circumstances which are relevant for the engagement. The engagement also involves assessing the overall presentation of the pro forma consolidated financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the pro forma consolidated financial information.

Opinion

In our opinion, the pro forma consolidated financial information was compiled, in all material respects, in accordance with the criteria established by CTG 06.

Emphasis of matter

We draw attention to Note 1 to the pro forma consolidated financial information, which describes that the pro forma consolidated financial information should be read together with the Company’s and the Fibria’s consolidated financial statements for the year ended December 31, 2018, which were the basis for the preparation of the pro forma consolidated financial information.

São Paulo, February 27, 2019

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2018
(In thousands of Reais)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Assets
Current
Cash and cash equivalents	4,387,453	1,794,900	(2,698,876)	3,483,477	2. a)
Financial Investments	21,098,565	4,315,992	(21,098,565)	4,315,992	2. a)
Derivative financial instruments	352,454	210,852	—	563,306
Trade accounts receivable	2,537,058	1,325,323	(22,828)	3,839,553	2. k)
Inventories	1,853,104	4,008,406	2,178,903	8,040,413	2. b)
Recoverable taxes	296,832	260,832	—	557,664
Advances to suppliers	98,533	—	—	98,533
Assets held for sale	5,718	—	—	5,718
Other assets	169,175	211,426	—	380,601
Total Current Assets	30,798,892	12,127,731	(21,641,366)	21,285,257
Non-current
Financial Investments	—	172,891	—	172,891
Derivative financial instruments	141,480	455,325	—	596,805
Recoverable taxes	231,498	1,224,163	(235,843)	1,219,818	2.m)
Advances to suppliers	218,493	662,006	(57,682)	822,817	2. k)
Judicial deposits	129,005	210,313	—	339,318
Receivables from land expropriation	63,652	—	—	63,652
Deferred taxes	8,998	820,567	816,249	1,645,814	2 g) / n)
Other assets	30,283	227,166	—	257,449
	823,409	3,772,431	522,724	5,118,564
Investments	14,338	200,381	—	214,719
Biological assets	4,935,905	4,579,526	—	9,515,431
Property, plant and equipment	17,020,259	15,599,449	9,292,217	41,911,925	2. c)
Intangible assets	339,841	4,539,131	6,477,371	11,356,343
Aracruz’s goodwill	—	4,230,450	(4,230,450)	—	2. n)
Other intangible	—	308,681	—	308,681
Customer relationship	—	—	9,579,050	9,579,050	2. d)
Software	—	—	20,502	20,502	2. k)
Cultivars	—	—	142,744	142,744	2. k)
Supplier contracts	—	—	172,094	172,094	2. k)
Grant	—	—	749,060	749,060	2. l)
Added value of contracts-leases	—	—	44,371	44,371	2. k)
Unallocated parcel-Goodwill	—	—	8,113,196	8,113,196	2. n)
	22,310,343	24,918,487	23,882,784	71,111,614
Total Non-current Assets	23,133,752	28,690,918	24,405,508	76,230,178

Total Assets	53,932,644	40,818,649	2,764,142	97,515,435

Suzano Papel e Celulose S.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2018
(In thousands of Reais)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Liabilities
Current
Loans and financing	3,425,399	3,076,325	4,059,921	10,561,645	2. a) /e)
Derivative financial instruments	596,530	276,407	—	872,937
Debentures	1,297	—	—	1,297
Trade accounts payable	632,565	3,533,503	(107,046)	4,059,022	2. k)
Liabilities for assets acquisitions and subsidiaries	476,954	—	—	476,954
Payroll and charges	234,192	401,751	—	635,943
Taxes payable	243,835	128,994	—	372,829
Dividends payable	5,434	730,743	—	736,177
Advance from customers	75,159	—	—	75,159
Other liabilities	367,313	150,957	—	518,270
Total Current Liabilities	6,058,678	8,298,680	3,952,875	18,310,233
Non-current
Loans and financing	27,648,657	17,590,771	—	45,239,428
Debentures	4,662,156	—	—	4,662,156
Derivative financial instruments	1,040,170	126,285	—	1,166,455
Provision for contingencies, net	351,270	211,294	2,970,546	3,533,110	2. f)
Liabilities for assets acquisitions and subsidiaries	515,559	—	—	515,559
Employee benefits	430,427	—	—	430,427
Deferred taxes	1,038,133	—	512,646	1,550,779	2. g)
Share-based compensation plans	124,318	—	—	124,318
Other liabilities	37,342	368,775	—	406,117
Total Non-Current Liabilities	35,848,032	18,297,125	3,483,192	57,628,349
Total Liabilities	41,906,710	26,595,805	7,436,067	75,938,582

Equity
Shareholders’ equity controlling	12,012,007	14,149,003	(4,710,590)	21,450,420	2. h)
Non-controlling interest in subsidiaries equity	13,927	73,841	38,665	126,433	2. k)
Total Equity	12,025,934	14,222,844	(4,671,925)	21,576,853

Total Equity and Liabilities	53,932,644	40,818,649	2,764,142	97,515,435

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Information

(i)                                     This information is derived from the audited consolidated financial statements of Suzano Papel e Celulose S.A. for the year ended December 31, 2018.

(ii)                                  This information is derived from the audited consolidated financial statements of Fibria Celulose S.A. for the year ended December 31, 2018.

(iii)                               Pro forma adjustments as described in Note 2.

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Statement of Income

Period Ended December 31, 2018

(In thousands of Reais)

			Pro Forma
	Suzano (i)	Fibria (ii)	Adjustment (iii)	Pro Forma	Note

Gross sales revenue	14,796,774	23,433,458	—	38,230,232
Sales deductions	(1,359,445)	(5,168,972)	—	(6,528,417)
Net sales revenue	13,437,329	18,264,486	—	31,701,815
Cost of sales	(6,918,336)	(9,904,437)	(2,805,344)	(19,628,117)	2. b) / c)
Gross profit	6,518,993	8,360,049	(2,805,344)	12,073,698
Operating income (expenses)	(1,513,234)	(1,638,681)	(870,823)	(4,022,738)
Selling expenses	(598,726)	(812,768)	(870,823)	(2,282,317)	2. d)
General and administrative expenses	(825,209)	(392,103)	—	(1,217,312)
Other operating income	58,670	26,778	—	85,448
Other operating expenses	(155,545)	(461,158)	—	(616,703)
Equity in earnings of associates	7,576	570	—	8,146
Operating profit before net financial income (expenses)	5,005,759	6,721,368	(3,676,167)	8,050,960
Net financial income (expenses)	(4,842,513)	(2,905,853)	(1,365,158)	(9,113,524)
Financial income	459,707	365,411	—	825,118
Financial expenses	(5,302,220)	(3,271,264)	(1,365,158)	(9,938,642)	2. i)
Net income before taxes	163,246	3,815,515	(5,041,325)	(1,062,564)
Income taxes	155,214	(755,894)	1,714,051	1,113,371	2. j)
Net income (loss) for the year	318,460	3,059,621	(3,327,274)	50,807

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Information

(i)            This information is derived from the audited consolidated financial statements of Suzano Papel e Celulose S.A. for the year ended December 31, 2018.

(ii)           This information is derived from the audited consolidated financial statements of Fibria Celulose S.A. for the year ended December 31, 2018.

(iii)          Pro forma adjustments as described in Note 2.

1.   Description of the transaction and basis for preparation of consolidated Pro Forma financial information.

(a)  Description of transaction

On March 15, 2018, it was entered into by Suzano Holding SA, together with the other controlling Shareholders of Suzano (jointly, the “Controlling Shareholders of the Company”), and by the controlling Shareholders of Fibria (Fibria and, together with Suzano, the “Companies”), Votorantim SA and BNDES Participações SA (“BNDESPAR”) (jointly, the “Fibria Controlling Shareholders”), with Suzano’s intervention and consent, the Commitment of Voting and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their votes to combine the operations and shareholding bases of Suzano and Fibria, through a corporate reorganization.

Fibria’s holders of American Depositary Shares (“ADS’s”) will be entitled to receive ADS’s from Suzano, subject to the same exchange ratio.

The Company completed the corporate reorganization process that resulted in the full control of the capital stock of Fibria, a producer of eucalyptus pulp under the terms of the Agreement. The corporate reorganization has as its main objective the creation of a new company, which will be a world leader in the production and sale of paper and pulp, the Company resulting from this union will have approximately 37 thousand employees (direct and third), with assets located in Brazil and in the world. In total there will be 11 industrial units, reaching 11 million tons of pulp, 1.4 million tons of paper and annual export volumes totaling R$ 18 billion.

The consideration by Fibria, defined in terms of the Agreement, is as follows:

i) Share exchange ratio

On January 2, 2019, pursuant to Notice to Shareholders, the exchange ratio of the common shares issued by the Holding held by Fibria Shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, is due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and present date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and the present date of 1,091,984,141 shares to 1,093,784,141 shares.

As a result of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$ 36.95 (thirty-six reais and ninety-five cents), totaling amount of R$ 9,438,413; and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 (fifteen reais and thirty-eight cents ) attributed to 0.4611 common share for R$ 15.39 (fifteen reais and thirty nine cents) attributed to 0.4613 common share of Suzano.

ii) Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Portion, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50 (fifty two reais and fifty centavos), (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 (five reais and three cents) (ii) plus R$ 2.73 (two reais and seventy-three cents), corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 (two hundred seventy- and fifty-two) business days, calculated and disclosed daily by B3 SA - Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Expiration Date of the Transaction (including January 2019 (including ) and January 14, 2019 (inclusive), the DI Rate was estimated at 6.40% (six point forty percent) per year, with a total and final amount of R$ 50.20 (fifty reais and twenty cents ) per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,440.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

(b)         Basis of preparation of consolidated financial information Pro Forma

The unaudited pro forma consolidated financial information has been prepared and is presented in accordance with CTG Communicated 06 “Presentation of Pro Forma Financial Information”, issued by the Federal Accounting Council, and should be read in conjunction with the historical financial statements of the companies involved:

(i)             Suzano’s historical consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the IASB for the year ended December 31, 2018 and audited by PricewaterhouseCoopers Auditores Independentes, which issued a report on the audit of these consolidated financial statements, without modification, on February 21, 2019;

(ii)          Fibria’s historical consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the IASB for the year ended December 31, 2018 and audited by PricewaterhouseCoopers Auditores Independentes, which issued a report on the audit of these consolidated financial statements, without modification, on February 21, 2019;

The unaudited pro forma consolidated financial information has been prepared and is being presented exclusively for illustrative purposes on the assumption of the acquisition of Fibria shares by Suzano to have occurred on January 1, 2018, for the purpose of the statements of income and as of December 31, 2018 for balance sheet purposes and should not be used as an indication of future consolidated financial statements or interpreted as consolidated statements of income and/ or financial position of Suzano. Additionally, such unaudited pro forma consolidated financial information does not reflect, for example: (i) any synergy, operational efficiency and cost savings that may result from the corporate reorganization; (ii) any potential benefit generated by the combined growth of the companies; or (iii) effect any restrictions imposed by authorities abroad.

This consolidated pro forma financial information was approved by Management on February 27, 2019.

2.              Adjustment pro forma

Suzano conducted a preliminary valuation analysis of the fair market value of the assets of Fibria acquired and liabilities assumed. Using the full consideration for the business combination, Suzano estimated the allocations for such assets and liabilities. The following table, in thousands of Reais, summarizes the allocation of the preliminary purchase price on January 3, 2019 based on Fibria’s financial statements as of December 31, 2018.

	(amounts expressed in thousands of Reais)	Note

Cash consideration	27,797,440	1.a) ii)
Issuance of shares (Suzano)	9,438,413	1.a) i)
Total consideration	37,235,853
Book value of Fibria’s shareholders’ equity	14,149,003
Elimination of the book value of existing goodwill, net of the deferred income taxes	(3,425,322)
Book value of Fibria’s shareholders’ equity, net of goodwill	10,723,681

Adjustments to fair value	2,178,903
Inventories
Property, plant and equipment	9,292,217
Customer relationship	9,579,050
Port Assets	749,060
Possible contingent losses	(2,970,546)
Loans and Financing	(59,921)
Taxes recoverable	(235,843)
Other Net Assets and Liabilities	367,384
Deferred taxes, net	(501,328)
Total impact of fair value	18,398,976
Total preliminary goodwill	8,113,196

The pro forma adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. Only adjustments that are directly attributable to the proposed Combination, which are factually bearable, are included and, in relation to the income statement, are expected to have a continuous impact on consolidated results.

The pro forma consolidated financial information was prepared and presented from the historical consolidated financial statements of Suzano and Fibria and the pro forma adjustments were determined based on assumptions and best estimates of the Company’s Management and include the following adjustments:

(a)                   Paid consideration

The consideration paid was composed from the collection of Senior notes, issuance of debentures, advance of exchange contracts and lines of credit with financial institutions, as described below:

(amounts presented in thousands of Reais)
Senior notes issued on September 20, 2018	4,016,900
Debentures issued on June 29, 2018	4,661,100
Advances on foreign exchange contracts (ACCs)	1,801,800
Senior notes issued on November 6, 2018	1,989,100
Ease of export prepayment or the “EPP”	9,209,200
Line of credit with financial institutions in Reais	2,119,340
Paid consideration with cash investments and cash and cash equivalents	23,797,440
Debentures issued on January 7, 2019	4,000,000
Total consideration paid	27,797,440

(b)                   Inventories

The fair value was calculated considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the income realized in 2018 in the amount of R$ 2,178,903.

(c)                    Property, plant and equipment

The fair value of property, plant and equipment was determined based on the analysis of market data on comparable transactions and on the quantification of cost, based on the estimated value of replacement or replacement of assets and totaled R$ 9,292,217. As of December 31, 2018, pro forma income was increased in the cost of goods sold with depreciation in the amount of R$ 626,441.

	Fair value adjustment	Average life (in years)	Depreciation expenses (in the year)
Lands	2,480,503	—	—
Buildings	1,727,325	18	65,953
Machinery, equipment and facilities	5,084,389	10	560,488
	9,292,217	—	626,441

(d)                   Intangible assets - Customer portfolio

In order to determine the fair value adjustment in the customer portfolio, we considered the income approach and the MPEEM (Multi Period Excess Earnings Method) method that measures the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was calculated using estimated discounted cash flows. In the amount of R$ 9,579,050.

On December 31, 2018, for pro forma income, amortization expenses in the amount of R$ 870,823 were added to the amortization expense item, considering the remaining useful life of 11 years.

(e)                    Loans and Financing

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible into shares, with maturity in January 2020 with interest rate of 103% up to 112% of CDI.

The adjustment was calculated based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date in the amount of R$ 59,921.

(f)                     Contingent liabilities

At the moment, in the business combination, for the calculation of the fair value of the contingencies, whose chances of loss were considered possible and remote by Fibria’s Management, the amounts indicated were considered by the Management of Suzano and its external and independent advisors based on the analysis of Fibria’s external legal counsel in the amount of R$ 2,970,546

(g)                    Deferred income and social contribution taxes

Deferred income tax calculated on the fair value adjustments of assets in Veracel and Portocel in the net amount of R$ 501,525, of which R$ 512,646 of deferred tax liabilities and R$ 11,121 of deferred tax assets.

(h)                   Shareholders’ equity

Represents the elimination of Fibria’s shareholders’ equity for purposes of pro forma consolidation in the amount of R$ 14,149,003 and the increase for the issuance of 255,437,439 new ON shares by Suzano in the amount of R$ 9,438,413, as note 1 (a) (i).

(i)                       Financial Expenses Pro Forma

Refers to the financial cost of loans related to the transaction in the amount of R$ 27,797,440, with pro forma interest rate of 4.9% per year. In the year ended December 31, 2018, charges totaled R$ 1,365,158 in the caption of financial expenses.

(j)                      Tax effects related to the pro forma adjustments

Refers to the calculation of deferred income tax on pro forma adjustments using the nominal income tax and social contribution rate.

(k)                   Other Assets and Liabilities, net.

In other net assets and liabilities, including supply agreements in the amount of R$ 172,094, accounts receivable in the amount (R$ 22,828), advances to suppliers in the amount of (R$ 57,682), updating of rent balances in the amount of R$ 44,371, balance with cultivars (plant projects that were improved due to human intervention) in the amount of R$ 142,744, software balance in the amount of R$ 20,502, balance of suppliers in the amount of R$ 107,046 and non-controlling interest in the amount (R$ 38,665). We used the income evaluation methodology, the present value and the direct cost differential.

(l)                       Port and Rights Assets

Fibria has concession contracts and port assets to assist in port operations in Brazil. The fair value calculation of these assets was considered the income approach, the MPEEM (Multi Period Excess Earnings Method) method that measures the present value of the income that will be generated during the remaining useful life of the asset and the direct cost differential method, amount of R$ 749,060.

(m)               Taxes recoverable

For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, brought to present value, considering the expected Selic rate for the same period in the amount of R$ 235,843 was considered.

(n)                   Accumulated goodwill

The adjustment reflects the net increase of goodwill as of December 31, 2018, from the total consideration paid under 2.a), and the elimination of the book value of the existing Aracruz goodwill of Fibria in the amount of R$ 4,230,450, net of deferred tax in the amount of R$ 805,128 and elimination of the total impact of the adjustments to fair value in the amount of R$ 18,398,976, resulting in a goodwill of R$ 8,113,196.

APPENDIX III- INFORMATION ABOUT THE VALUATION FIRM

(Appendix 21 to CVM Instruction 481/09)

1.      List the valuation firms recommended by management

PricewaterhouseCoopers Auditores Independentes (“PwC”).

2.      Describe the qualification of the valuation firms recommended

PWC was selected for the work described herein based on its vast and well-known experience in preparing reports and valuations of this nature.

3.  Provide a copy of work and remuneration proposals of the valuation firms recommended

The copy of the work proposals is in Appendix IV to this Proposal.

Scope:

a)  To prepare the Appraisal Report of the Net Book Value of Fibria Celulose S.A. (“Fibria”); and

b)  To prepare the reasonable assurance report on the pro forma financial information of Suzano Papel e Celulose S.A. (“Suzano”).

Fees: R$120,000.00 net of taxes.

4.  Describe any significant relation in the last three (3) years between the valuation firms recommended and the parties related to the company, as defined in the accounting rules on this subject

On September 5, 2016, Suzano signed an agreement with PwC (jointly referred to as “Parties”) to engage the latter to audit the balance sheets and other complete financial statements (individual and consolidated) on December 31, 2017. In 2018, the Parties signed an amendment to the agreement to extend these services to the fiscal year of 2018.

On April 24, 2018, the Parties signed an amendment to the audit agreement dated September 5, 2016 to include external audit and review of the financial statements and the F-4 Form to be filed with the SEC.

On July 26, 2018, PwC was engaged by the Company to prepare the Appraisal Report of the Net Book Value of Eucalipto Holding S.A. (“Holding”) and Fibria, within the context of the transaction that resulted in the combination of the shareholding bases of both, which was also engaged to prepare the reasonable assurance report on the pro forma financial information of the Holding and Suzano. The hiring of PwC was ratified by the Extraordinary Shareholders´ Meeting held on September 13, 2018.

APPENDIX IV — COPY OF THE APPRAISER´S WORK PROPOSAL

www.pwc.com/br

(A free translation of the original in Portuguese)

Suzano Papel e
Celulose S.A.

Engagement Letter for

Professional Services

February 2019

(A free translation of the original in Portuguese)

Attention: Marcelo Bacci

Suzano Papel e Celulose

S.A.

Av. Brigadeiro Faria Lima, 1355 —
8º. andar São Paulo - SP

February 26, 2019

Dear Sirs,

PricewaterhouseCoopers Auditores Independentes, established in the city of São Paulo, capital of the State of São Paulo, and headquartered at Avenida Francisco Matarazzo, 1400, 9th, 10th and from the 13th to the 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No. 61.562.112/0001-20 (“PwCAI”), is pleased that you have selected us to perform the services which are the object of this engagement letter. The purpose of this letter is to confirm our understanding with respect to our and your responsibilities in connection with our reasonable assurance engagement that we will perform for Suzano Papel e Celulose S.A. (“Suzano” or “Company”). The terms of this letter will remain effective until amended, in writing, with the agreement of both parties.

1.                           Subject matter of the assurance engagement

The subject matter of our reasonable assurance engagement will be comprised of the pro forma financial information to be prepared by Suzano, specifically the pro forma consolidated financial information of Suzano Papel e Celulose S.A., at December 31, 2018, prepared within the context of the business combination of Suzano Papel e Celulose S.A. and Fibria Celulose S.A., according to the agreement entered into on March 15, 2018 by its controlling stockholders (“Business combination” or “transaction”), prepared by the management, in compliance with Instruction 565, issued by the Brazilian Securities Commission (CVM).

2.                           Assessment criteria regarding the subject matter

The applicable criteria based on which the Company’s management compiled the pro forma consolidated financial information of Suzano Papel e Celulose S.A. are specified in General Technical Statement (CTG) 06 - “Presentation of pro forma financial information”, of the Federal Accounting Council.

The pro forma consolidated financial information of Suzano Papel e Celulose

S.A. were compiled by the Company’s management to illustrate the impact of the transactions to be performed in the Company within the context of the Business Combination, according to the Protocol and Justification of Merger of Shares and of Company (“Protocol”). As part of this process, the Companies’ pro forma information was extracted by the Company’s management from the financial statements as of December 31, 2018 of the companies involved.

3.                           Scope of our work

The purpose of the pro forma financial information referred to above is to exclusively illustrate the impact of the Business Combination on the consolidated financial statements of Suzano Papel e Celulose S.A., as if the Business Combination had occurred on the previous date selected for illustrative purposes. Accordingly, we do not provide any assurance that the actual result of the transaction at December 31, 2018 would have been as presented.

We will conduct our work in accordance with the standard NBC TO 3420 - “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Auditing and Assurance Standards Board (IAASB). Those standards require that the auditors plan and perform audit procedures to obtain reasonable assurance that the Company’s management compiled, in all material respects, the pro forma parent company financial information based on the criteria established in the General Technical Communication (CTG) 06.

For the purposes of this engagement, we are not responsible for the restatement or re-issuance of any reports or opinions on any historical financial information used in the compilation of the pro forma parent company balance sheet, nor were we engaged to audit or review the financial statements and all other historical financial information used in the compilation of this pro forma parent company balance sheet.

These standards establish “Reasonable Assurance” and “Limited Assurance” engagements, which are the two categories of assurance engagements independent auditors may perform.

This proposal refers to the performance of Reasonable Assurance services, where the purpose of the auditor is to reduce the engagement risk to an acceptable, but not absolute, low level, taking into account the circumstances of the engagement, so that the independent auditor may use it as a basis when issuing its positive conclusion.

A reasonable assurance engagement on whether the pro forma consolidated financial information was compiled, in all material respects, in accordance with applicable criteria, involves performing procedures to assess whether the applicable criteria adopted by the Company’s management, when compiling the pro forma consolidated financial information, offer a reasonable basis for the presentation of the material effects directly attributable to the transaction, and to obtain sufficient appropriate evidence as to whether:

(i)                                   the corresponding pro forma adjustments provide the appropriate effect on these criteria; and

(ii)                                the pro forma financial information reflects the adequate application of these adjustments made to the historical financial information.

The procedures selected depend on the independent auditor’s judgment, taking into consideration its understanding about the Company and about the nature of the transaction in relation to which the pro forma consolidated financial information has been compiled, as well as other circumstances relevant to the engagement. The engagement also involves assessing the overall presentation of the pro forma consolidated financial information.

The procedures to be performed will depend on our professional judgment, including those related to the assessment of the risks of material misstatements in the pro forma financial information. Therefore, the following procedures will be applied, among others:

•                Plan the work considering the terms agreed, the characteristics of the Pro Forma Financial Information and the criteria adopted in its preparation, the possible sources of evidence that support the Pro Forma Financial Information, our understanding of the risks that the Pro Forma Financial Information has significant errors, the activities performed by the management of Suzano to prepare the Pro Forma Financial Information;

•                 Obtain an understanding of the characteristics of the Pro Forma Financial Information and prepare analytical procedures about the Pro Forma Financial Information;

•                 Gather evidence on the Pro Forma Financial Information, such as comparison with the historical accounting information; and confirmation in writing of Suzano management, responsible for the preparation of the Pro Forma Financial Information.

The nature and extent of our procedures will depend on our assessment of the evidence gathered. Our procedures will be directed to the matters that, in our view, may significantly affect the Pro Forma Financial Information. When determining the nature and extent of our procedures, we will take into consideration:

•                 the likelihood of existing a significant error;

•                 our evaluation of the experience of Suzano management in financial and accounting matters that supports the preparation, by the management, of the Pro Forma Financial Information;

•                 the level of influence of significant assumptions on the Pro Forma Financial Information;

•                 the adequacy and reliability of the support information.

4.                           Report to be issued

As a result of our work, we will issue a reasonable assurance report in accordance with the standard NBC TO 3420 - “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Auditing and Assurance Standards Board (IAASB) for the Pro forma consolidated financial information of Suzano Papel e Celulose S.A.

Our reports can be: unqualified, qualified, adverse or with a disclaimer, as contemplated in the assurance standards. Furthermore, our reports may also include an emphasis of matter paragraph or a paragraph on other issues, considering the circumstances also addressed in the applicable assurance standards.

We expect to deliver a draft of our report for your review by five days after the completion of our fieldwork, as well as to issue our final report after receiving the management’s representation letter from Suzano and the authorization for its final issue. Compliance with the above deadlines is directly related to the delivery by the Suzano, on a timely basis, of all the documents, information and representation letter necessary for the realization of our services.

5.                           Team and project schedule

PwCAI will assign a team formed by professionals with varied levels of experience and knowledge, with different expertise, as appropriate in the circumstances. This team will be led by a PwCAI’s partner, who will be responsible for the work.

We suggest that the professional appointed and identified by Suzano, at supervisory or management level, accompany the project leader assigned by the PwCAI’s partner in the management of the services contracted herein (“project”). This supervisor will monitor the work performed through meetings with the manager and the project leader of PwCAI, and will also act as agent to facilitate the team’s access to Suzano’s various areas.

6.                           Professional fees and expenses

Our fee estimates are based on the time required by the individuals assigned to the engagement. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

We estimate that our fees for this assurance engagement will be R$ 200,000.00, after deducting taxes, charges and other contributions that may be due on the services contracted, plus out-of-pocket expenses. This estimate takes into account the agreed-upon level of preparation and assistance from the Company personnel, we will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

Our fees will be billed in a single invoice falling due March 25, 2019. The invoice is due and payable upon receipt.

Our fees take the following into consideration:

(a)                               Support from company personnel for the prior preparation of analyses (requests for analyses), as well as the identification and separation of documents on files, and the supply of information in response to our inquiries. We emphasize that the correct, full and timely completion of requests for analyses (to be prepared in advance) is critical for the assignment to be completed efficiently and within the proposed budgeted hours.

(b)                               Fees for additional consultations involving our specialized departments or services will be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

(c)                                Reimbursement for expenses, such as transportation (air or land), lodging, meals, telephone calls, fax, mileage, etc., will be billed to you at cost through separate periodic debit notes.

(d)                               The fees shall be subject to revision by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment of the country, or if there is an increase in the scope of the contracted services, as formalized in writing through an addendum executed by both parties.

(e)                                Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges and contributions will be added to each of the services to be billed.

Suzano will make the relevant payment up to the maturity date. In the event of late payment, Suzano, by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% (two per cent) plus interest on arrears of 1% (one per cent) per month plus monetary adjustment on a “pro rata die” basis, based on the General Market Price Index (IGP-M) published by the Getúlio Vargas Foundation (FGV). A delay in payment will further allow PwCAI, at its own discretion and without prejudice to the possibility of termination of the current contract, to interrupt the provision of the services until the payment is settled, through an express communication to Suzano, and such situation will not give rise to any claim by Suzano regarding due dates for the contracted services, which will be postponed for as many days as the payment delay mentioned herein.

Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

7.                                    Responsibilities of Suzano

The pro forma financial information subject to our assurance engagement is prepared under the responsibility of management. Management is responsible for the internal controls necessary to allow the preparation of such information free of material misstatement, whether caused by fraud or error. The contracting of assurance services does not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing such information, such as records, documentation, and other matters, as well as additional information that the auditor may be requested from management for the purposes of the service proposed herein and providing unrestricted access to Suzano personnel as the auditor may deem necessary to obtain evidence for the assurance engagement.

Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors could occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

Limitations exist that are inherent to all assurance engagements, since the analyzed information is submitted to selective testing. Therefore, fraud, error, or cases of non-compliance may occur and remain undetected. Furthermore, non-financial data may be subject to more inherent limitations than financial data, due to the nature and the methods used to determine, calculate, and estimate these data.

Our work will not include a detailed testing of transactions to the extent that would be necessary to disclose errors or fraud that would cause material effects on the information that is subject of our assurance engagement. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the information that is subject of our work taken as a whole and not in relation to an absolute or isolated effect.

As required by assurance standards, we will make specific inquiries of management and other Suzano personnel about the representations made related to assurance, such as criteria for assessment and the effectiveness of internal controls. Those standards also require that we obtain a representation letter from the senior management, including the Chief Executive Officer, covering matters that are material to the subject of our assurance engagement. Additionally, management agrees to inform us of facts that may affect the information that is the subject matter of the assurance, of which it may have become aware during the period between the date of our report and the date of its utilization/publication. The results of our testing, the responses to our inquiries and the written representations of management will comprise the evidential matter upon which we intend to rely in forming our conclusion on the information that is the subject of our work.

8.                                    Other terms and conditions

The working papers and files created by us during our assurance work, including electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. Within the context of this network, information obtained or not from its clients, to the extent it is needed for the execution of any service contracted with PwCAI, may be shared by PricewaterhouseCoopers firms, while maintaining its confidentiality. Therefore, by agreeing with the terms of this engagement letter, you are also agreeing that the various PricewaterhouseCoopers firms may share information among them, including information related to the Company.

Notwithstanding the contents of the previous paragraph, in the course of providing the assurance services, PwCAI may, at its discretion, draw on the resources from other entities and companies comprising the global network of PricewaterhouseCoopers (“Other PricewaterhouseCoopers Firm(s)”). However, the responsibility for the preparation and issuance of reports related to this engagement letter is and will continue to be exclusively that of PwCAI. Any professionals of Other PricewaterhouseCoopers Firm(s) involved in the rendering of the services provided for in this engagement letter will act only on behalf of PwCAI. PwCAI assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for herein.

As you are aware, various standards as well as provisions related to money laundering prevention are in effect, including Laws 9,613/98 and 12,683/12. These laws require auditors, accounting advisors and consultants to report certain circumstances to the Council for Financial Activities Control (COAF), as described in those laws and in the regulations approved by COAF and/or other regulatory agencies of our professional activities. Therefore, you acknowledge that you are aware of the provisions of those laws, as well as of PwCAI’s reporting obligations under those laws. You also acknowledge that if PwCAI is required to report any circumstances under these laws, such communication is not and will not be deemed a breach  of our professional and/or contractual obligation to preserve client confidentiality.

Our working papers and information included in them, as well as the information transmitted and/or received from you, may, at our sole discretion, be stored in an electronic virtual environment, at an external provider with recognized technical capacity, so that these documents and information may be better protected from the risks of destruction, loss and unauthorized access. Additionally, we inform that, to facilitate communication, we may from time to time correspond with you electronically (e-mail), which may be intercepted, corrupted, lost, destroyed, delivered late or incompletely or otherwise be adversely altered by third parties, notwithstanding our measures to protect the violation of our electronic communication systems. Therefore, unless you expressly do not authorize us to use this means of communication and/or store our working papers in an electronic virtual environment at a provider chosen exclusively by us, your signed acceptance of this proposal acknowledges that we are fully exempt from any responsibility for losses arising from all and any interference of third parties in our electronic communication.

It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services to you can be improved or if you are dissatisfied with any aspects of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact Francisco Fagundes, who is the lead audit partner of our office in São Paulo, at +55 11 3674 2000. In this way, we are able to ensure that your concerns will be dealt with carefully and promptly.

In addition, our organization maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year.

The contract formed by this engagement letter, when accepted by you, shall be governed by, and construed in accordance with the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, difference or dispute, including, without limitation, claims for compensation or counterclaims which may arise out of, or in connection with, this contract. Each party irrevocably waives any claim for an action that has been brought in an inappropriate forum or in courts that do not have the appropriate jurisdiction.

Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your “in agreement” cannot be provided in the next 30 days, we reserve the right to review the terms, provisions and other conditions described herein.

Please do not hesitate to contact us if you require any further information or wish to discuss the terms of our engagement further before replying.

Yours faithfully,

PricewaterhouseCoopers	Tadeu Cendón Ferreira
Auditores Independentes	Contador CRC
1SP188352/O-5 CRC 2SP000160/O-5

Agreed:

Suzano Papel e Celulose S.A.	Date

**

*

APPENDIX V — AMMENDMENTS TO THE COMPANY´S BYLAWS

ORIGIN AND JUSTIFICATION OF THE AMENDMENTS TO THE BYLAWS AND ANALYSIS OF THEIR LEGAL AND ECONOMIC EFFECTS

(Article 11 of CVM Instruction. 481/09)

Articles of Current Bylaws	Proposed Amendments to the Bylaws	Amendments — Origin, Justification and Analysis of the Effects of Changes

Head of Clause 1 - SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Head of Clause 1 - SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

The amendment seeks to simplify the corporate name of the Company, as well as to make it compatible with the new brand of the Company and its market positioning after the completion of the combination of operations and shareholding bases with Fibria Celulose S.A.

Clause 4 - The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company owned or

Clause 4 - The objects of the Company are:

(a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b) formation and commercial operation of homogenous forests, company-owned or owned

The expansion of the corporate purpose of the Company aims solely to complement to
(i) include the activities mentioned in lines “h”, “i” and “j”, currently developed by Fibria Celulose S.A. already and not part of the Company’s corporate purpose and (ii) describe more precisely the activity listed in line “a” as to the products related to printing industry.

owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;	by third parties, directly or through contracts with companies specializing in forest cultivation and management;
c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes; d) transportation, by itself or by third parties;	(c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;
(d) transportation, by itself or by third
e) holding interest as a partner or shareholder in any other company or project;	parties;
(e) holding interest as a partner or
f) operation of port terminals; and	shareholder in any other company or project;
g) generation and sale of electricity.	(f) operation of port terminals;
(g) generation and sale of electricity;
(h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;
(i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (j) operation of airports and landing fields.

Clause 5 - The capital stock of the Company, fully subscribed is of six billion, two hundred and forty-one million, seven hundred and fifty-three thousand, thirty-three reais and sixteen cents (R$ 6,241,753,032.16), divided into one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1.105.826.145) common shares, all nominative and book-entry type, with no par value.

Clause 5 - The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book- entry type, with no par value.

The update of the Company’s capital stock aims to reflect the capital increase approved by the Board of Directors of the Company on January, 10, 2019, within the limits of the authorized capital and resulting of the completion of the merger of Eucalipto Holding S.A. within the scope of the transaction of combination of operations and shareholders’ bases completed with Fibria Celulose S.A., on January 14, 2019.

Clause 9 - The following are the Company’s management bodies:	Clause 9 - The following are the Company’s management bodies:	The amendment proposed seeks solely to adjust the name of the Executive Officers already used internally in the Company.
a) the Board of Directors:	(c) the Board of Directors: and
b) and b) the Executive Officers.	(d) the Statutory Executive Board of Officers.	The same nomenclature adjustment from “Board of Directors” to “Statutory Executive Board” was reflected in articles 10, 11, 13, 14, 16, 18, 19, 20, 21, 22, 23, 25, 26, 27 and 28.

Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.	Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.	The amendment proposed intends solely to adjust the name of the Statutory Executive Officers already used internally in the Company.

Clause 13 (...)
Paragraph Four - The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

Clause 13 (...)
Paragraph Four - The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

The amendment proposed seeks solely to adjust this paragraph four in order to reflect the other amendments to the Company’s Bylaws as highlighted on this chart, specifically the extinction of the statutory status granted until the present moment to the advising committees to the Board of Directors of the Company, as well as the adaptation in the nomenclature of “Board of Executive Officers” to “Statutory Executive Board”.

Clause 14 - The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b) once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c) to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d) once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers; e)

Clause 14 - The following shall be the attributes of the Board of Directors:

(a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount

The amendment proposed intends only to adjust this Clause in order to reflect other amendments to the Company’s Bylaws as highlighted on this chart, specifically the extinction of the statutory status granted until the present moment to the advising committees to the Board of Directors of the Company, in addition to complement (i) the competence of the Board of Directors described in line “b” and (ii) the wording of lines “h” and “m”, regarding the competence of the Board of Directors of the Company.

once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f) once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g) once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h) once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i) to monitor and evaluate the economic and financial performance of the Company;

equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c) to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d) if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f) if a Committee is created to evaluate the matter hereof, after listening such

j) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m) once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to committee, to approve the accounting criteria and practices;

(g) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long- term global strategy to be proposed for the affiliated companies;

(h) if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i) to monitor and evaluate the economic and financial performance of the Company;

(j) to state opinions on any proposals or recommendations made by the Statutory third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o) once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p) once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

Executive Board of Officers to the General Meeting of Shareholders;

(k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

(l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third

p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

or can prejudice the Company’s reputation or image;

q) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s) once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Clause;

(p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out

(t) once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and
(iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u) once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q) to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r) to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 15 below;

(s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)  if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian

Securities and Exchange Commission (“CVM”); and

(u)  if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly held company or for the withdraw from the Novo Mercado.

Clause 15 - The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

Clause 15 — The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

The amendment proposed intends only to adjust this clause in order to reflect other amendments to the Company’s Bylaws as highlighted on this chart, specifically the extinction of the statutory status granted until the present moment to the advising committees to the Board of Directors of the Company.

Paragraph 1 - Each Committee shall be made up of between 2 (two) and 9 (nine)	Paragraph One — The rules regarding composition, duties and competence of an people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

Paragraph Two - The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

Paragraph Two — The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Paragraph Three - The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16 - Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

(a) The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives. This Committee should give prior opinion when a decision of the Board of Directors

No matching in the New Bylaws, the following clauses have been renumbered by virtue of the exclusion of the previous clause 16.

The amendment proposed implies on the extinction of the advising committees to the Board of Directors existing until then. Remains in force, however, the faculty of the Board of Directors to create other advising committees. The purpose of this amendment it to allow a wider flexibility of the rules regarding those committees, until then provided on the Company’s Bylaws.

deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.

(b) The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

(c) The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii)  the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 18 - If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other

Clause 18 — The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be

The amendments proposed intends to allow the participation in the Statutory Executive Board of Officers meetings remotely, according to the new Paragraph One, in addition to clarify, in Paragraph Three of this same clause the restriction of granting personal guarantees of all members of the management.

member, who shall be substituted by one of his peers.

§ One - If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

dismissed by it at any time, and also to be re- elected.

§ One — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws. § Three — The managers are not permitted to give personal guarantees.

Clause 22 - The following shall be attributions of the Executive Officers: (g) to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors

Clause 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(g) to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

The amendments proposed intends to complement the competence of the Statutory Executive Board of Officers with respect to investments in wholly owned subsidiaries.
Clause 22 — The following shall be attributions of the Executive Officers:	No matching in the New Bylaws	The amendment proposed intends only to adjust this clause in order to reflect other amendments to the Company’s Bylaws as highlighted on this chart, specifically the

(h) to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

extinction of the statutory status granted until the present moment to the advising committees to the Board of Directors of the Company.

Clause 24 — The following are attributions of the Chief Executive Officer:

 (...)

 (f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

Clause 23 — The following are attributions of the Chief Executive Officer:

(... )

(f) to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

The amendment proposed intends only to adjust this clause in order to reflect other amendments to the Company’s Bylaws as highlighted on this chart, specifically the assignment of the Executive Officers of the Company and the extinction of the current statutory advising committees to the Board of Directors.

Clause 25 - The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.	Clause 24 — The Audit Board is a non- permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One	The amendment proposed implies on the operation on a non-permanent bases of the Audit Board. With the proposal to create the Statutory Audit Committee (as appointed as

Paragraph One - The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

Paragraph Two - In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

Paragraph One — The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

Paragraph Two — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

Paragraph Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the below on this chart), the Company proposes the amendment in discussion, continuing to ensure, however, the eventual installation of the Audit Board on the terms of the applicable law.

Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation is arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

No matching on the current Bylaws.

CHAPTER V
THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

The amendment proposed consists on the establishment, under the terms of the applicable laws and regulations, of Statutory Audit Committee (“SAC”) which aims to contribute to a significant improvement of the Company’s corporate governance to the benefit, ultimately, of its investors. With the directly advisory to the Board of Director of Company, it is intended to the SAC to offer an independent vision of some of its members, the supervision of aspects of law and regulation compliance and the monitoring of the independent auditor work.

Paragraph One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

Paragraph Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC should have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

Paragraph Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

Paragraph Four — The SAC shall have the following duties:

(j) review the quarterly financial information, interim financial statements and financial statements;

(k) supervise the financial area;

(l) ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(m) ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(n) establish with the external audit the work plan and the fee proposal;

(o) recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(p) interact with the external audit on matters related to the audit procedure;

(q) evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(r) evaluate and monitor the Company’s risk exposures.

Paragraph Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

Paragraph Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

Clause 26 — The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

Clause 26 — The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Ordinary Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December
31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

The amendments proposed intends only to clarify concepts of the formula for the calculation of the minimum mandatory dividends, without changing the Company’s or its shareholders result, the Company proposes amendments to the wording of “Operational Cash Generation” and “EBITDA” the comprise the formula.

(a)  a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty

(e)  a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent

percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;	(30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;
(b) the amounts allocated to Contingency Reserves, if constituted;	(f) the amounts allocated to Contingency Reserves, if constituted;

(c) the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

(g)  the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty-five percent (25%) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause; and

(d) the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose

(h)  the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent
(90%) may be allocated to the Capital

of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

Paragraph One — As provided for in Section 197 of the Corporate Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

Paragraph Two - Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not

Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

Paragraph One — As provided for in article  197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

Paragraph Two — Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not

exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

Paragraph Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance

CAPEX

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

Paragraph Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” consolidated means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash consolidated of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

Paragraph Four - Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

Paragraph Five - The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

Paragraph Four — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

Paragraph Five — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

and within the form and limits allowed by law.

BYLAWS

SUZANO ~~PAPEL E CELULOSE~~ S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION AND PURPOSE

Clause 1 -— SUZANO ~~PAPEL E CELULOSE~~ S.A. (“Company”) is a Brazilian ~~corporation~~publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph -— With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. ~~—~~— Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and ~~Fiscal Council~~audit board members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 -— The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 ~~-~~ — The Company shall have indeterminate duration.

Clause 4 ~~-~~ — The objects of the Company are:

(a)                              ~~a)~~manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)                              ~~b)~~formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)                               ~~c)~~provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)                              ~~d)~~transportation, by itself or by third parties;

(e)                               ~~e)~~holding interest as a partner or shareholder in any other company or project;

(f)                                ~~f)~~operation of port terminals; ~~and~~

(g)                               ~~g)~~generation and sale of electricity.;

(h)                              rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)                                  rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)                                 operation of airports and landing fields.

CHAPTER II
CAPITAL STOCK AND SHARES

Clause 5 -— The capital stock of the Company, fully subscribed is of ~~six~~nine billion, two hundred and ~~forty-one~~sixty-nine million, ~~seven~~two hundred and ~~fifty-three~~eighty one thousand, ~~thirty-two reais and sixteen centavos (R$6,241,753,032.16~~four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, ~~one~~three hundred and ~~five~~sixty one million, ~~eight~~two hundred ~~twenty-six~~and sixty-three thousand, ~~one~~five hundred and ~~forty-five (1,105,826,145~~eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

§ One ~~-~~ — The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two ~~-~~ — The Company may not issue preferred shares.

§ Three -— In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four -— The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five ~~-~~ — In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 -— Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 -— The Shareholders Meeting shall be convened, ordinarily, in one of the ~~4~~ (four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph -— The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 -— The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 ~~-~~ — The following are the Company’s management bodies:~~a)~~ (a) the Board of Directors: and~~b)~~ (b) the Statutory Executive Board of Officers.

Clause 10 -— The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One ~~-~~ — The term of office of the members of the Board of Directors is ~~2 (~~two (2) years, and that of the Statutory Executive Board of Officers is ~~1 (~~one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two ~~-~~ — The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three -— The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 -— The ~~Ordinary General Meeting of~~Annual Shareholders Meeting shall, annually, ~~set~~determine the global compensation amount of ~~remuneration~~the members of the Board of Directors and ~~the~~Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Clause 12 -— The Board of Directors shall be made up of between ~~5 (~~five (5) and ~~9~~ten (~~nine~~10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to ~~2 (~~two (2) Vice-Chairmen from among them.

§ One ~~-~~ — Out of the members of the Board of Directors, at least twenty ~~per cent~~percent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law ~~n°~~No. 6,404/76 (“Corporations Law”).

§ Two ~~-~~ — When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 -— The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of ~~2 (~~two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least ~~2/3 (~~two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One ~~-~~ — Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the ~~3 (~~three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two ~~-~~ — Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three -— Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four -— The Chairman of the Board of Directors may invite any of the members of the ~~Committees~~committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, ~~and~~any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five ~~-~~ — The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 ~~-~~ — The following shall be the attributes of the Board of Directors:

(a)                              ~~a)~~to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)                              ~~b)once the Management~~if a Committee ~~and the People’s Committee (if created by the Board of Directors) are heard~~is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)                               ~~c)~~to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to  request information on contracts signed or ~~about~~ to be signed, and any other ~~acts;~~actions;

(d)                              ~~d)once the Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)                               ~~e)once the Audit and Risk Management~~if a Committee is ~~heard, to choose, and to~~created to evaluate the matter hereof, after listening such committee, to appoint and dismiss, the independent auditors, subject to the right of veto provided for by law;

(f)                                ~~f)once the Audit and Risk Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)                               ~~g)once the Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)                              ~~h)once the Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)                                  ~~i)~~to monitor and evaluate the economic and financial performance of the Company;

(j)                                 ~~j)~~to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General ~~Meeting of~~ Shareholders Meeting;

(k)                              ~~k)~~to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in ~~Section~~article 172 of the Corporations Law;

(l)                                  ~~l)~~subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)                          ~~m)once the Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)                              ~~n)~~to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)                              ~~o)once the People’s~~if a Committee ~~(if created by the Board of Directors) is heard~~is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)                              ~~p)once the Management~~if a Committee is ~~heard~~created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

~~p.1)~~(p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred ~~to~~ in ~~sub-clause~~line “m” of this Clause;

~~p.2)~~(p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

~~p.3)~~(p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

~~p.4)~~(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

~~p.5)~~(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

~~p.6)~~(p.6) to bring actions, make concessions, reach agreements or withdraw  legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)                              ~~q)~~to decide on the establishment of a ~~Consultative Council~~consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)                                 ~~r)~~to create other ~~Committees of~~committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause ~~16~~15 below;

(s)                                ~~once the People’s~~if a Committee ~~(if created by the Board of Directors) is heard,~~is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as ~~Officers~~non-statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive ~~Directors~~Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)                                 ~~once the Management~~if a Committee is ~~heard, to manifest~~created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and~~(iv)~~ (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)                              ~~once the Audit and Risk Management~~if a Committee is ~~heard,~~created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly- held company or for the withdraw from the Novo Mercado.

Clause 15 -— The ~~Committees of the~~ Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the ~~Committees~~committees shall have an exclusive opinionative character, being that the members of the ~~Committees~~committees shall not have any deliberative power or responsibility for the resolutions.

§ One -                         ~~Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.~~— The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two ~~-~~ — The ~~Committees~~committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the ~~Committees~~committees and the expenses of the administrative support structure. When the ~~Committees~~committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

~~§ Three - The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.~~

Clause 16 ~~- Without prejudice to the creation of other committees by the Board of Directors, the following are now created:~~

~~a)   The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives,. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.~~

~~b)    The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.~~

~~c)   The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.Clause 17 -~~— The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)                              ~~a)~~to represent the Board of Directors in dealings with other parties;

(b)                                 ~~b)~~to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)                                  ~~c)~~to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)                                 ~~d)~~to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Clause ~~18 -~~17 — If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One - — If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next ~~Ordinary~~Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of ~~Article~~article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - — The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Clause ~~19 -~~18 — The Statutory Executive Board of Officers shall be ~~the~~comprised of one (1) Chief Executive Officer and between ~~4 (~~four (4) and ~~9 (~~nine) (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One -                                                                            — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ ~~Two -                                                                          The members of the Executive Officers~~Three — The managers are not permitted to give personal guarantees.

Clause ~~20 -~~ 19 — In the temporary absence:

(a)                                 ~~a)~~of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)                                 ~~b)~~of any other Statutory Executive ~~Officers~~Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said ~~Executive Officer~~officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One - — In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two - — Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause ~~21 -~~20 — The Statutory Executive Board of Officers shall meet on ~~convocation~~calling by the Chief Executive Officer, or by ~~2 (~~two (2) Statutory Executive Officers, with up to ~~2 (~~two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One ~~-~~ — The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two ~~-~~ — Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three -— The Statutory Executive Officers may meet independently of the formality of ~~convocation~~calling, when there is an urgent subject. For this meeting to be valid it is necessary that ~~2/3 (~~two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously.

Clause ~~22 -~~ 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(a)                                 ~~a)~~to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)                                 ~~b)~~to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)                                  ~~c)~~to produce monthly interim financial statements and deliver them to the Board of Directors;

(d)                                 ~~d)~~to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)                                  ~~e)~~to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

(f)                                   ~~f)~~to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)                                  ~~g)~~to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

~~h)to inform the Management Committee in writing with a minimum  of 5 (five) days’ notice, whenever any General meetings of Shareholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;~~

(h)                                 ~~i)~~to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)                                     ~~j)~~to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)                                    ~~k)~~to seek continuous improvement in the organizational climate and results.

Clause ~~23 -~~22 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One ~~-~~ — The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two ~~-~~ — No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three -— The Company may, subject to the terms of this Clause, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)                                 ~~a)~~in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)                                 ~~b)~~representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital  companies        or        foundations,     solely        for     administrative purposes;

(c)                                  ~~c)~~representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)                                 ~~d)~~representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four -— Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to ~~30~~ June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause ~~24 -~~ 23 — The following are attributions of the Chief Executive Officer:

(a)                                 ~~a)~~without prejudice to the terms of Clause ~~23~~22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)                                 ~~b)~~to represent the Company in its public and private relationships at high level;

(c)                                  ~~c)~~to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; ~~e~~

(d)                                 ~~d)~~to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)                                  ~~e)~~to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)                                   ~~f)~~to stimulate good relations between the Statutory Executive Board of Officers, ~~the Committees~~eventual committees and the Board of Directors, based on the interests of the Company;

(g)                                 ~~g)~~to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)                                ~~h)~~to propose to the Board of Directors:

~~h.1)~~(h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

~~h.2)~~(h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

~~h.3)~~(h.3) acquisition by the Company, or its subsidiaries, or  affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

~~h.4)~~(h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph -— Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause ~~25 -~~24 — The Audit Board is a non-permanent body, and shall be ~~made up of between 3 (three) and 5 (~~duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One ~~-~~ — The investiture of the members of the ~~Fiscal Council~~Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the ~~Fiscal Council~~Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two ~~-~~ — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four — The SAC shall have the following duties:

(a)                                 review the quarterly financial information, interim financial statements and financial statements;

(b)                                 supervise the financial area;

(c)                                  ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)                                 ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)                                  establish with the external audit the work plan and the fee proposal;

(f)                                   recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(g)                                  interact with the external audit on matters related to the audit procedure;

(h)                                 evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)                                     evaluate and monitor the Company’s risk exposures.

§ Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 -— The business year shall coincide with the calendar year, thus terminating on ~~31~~ December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the ~~General Meeting of~~Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)                                 ~~a)~~a minimum of ~~5% (~~five percent (5%) for the Legal Reserve, until it reaches ~~20% (~~twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed ~~30% (~~thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)                                 ~~b)~~the amounts allocated to Contingency Reserves, if constituted;

(c)                                  ~~c)~~the amount necessary for the payment of ~~a~~the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between:~~(i)25%~~ (i) twenty-five ~~per cent~~percent (25%) of the annual net profit adjusted in accordance with ~~Section~~article 202 of the Corporations Law; or (ii) ~~10% (~~ten ~~per cent~~percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with ~~paragraph~~Paragraph 3 of this Clause; and

(d)                                 ~~d)~~the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ~~90% (~~ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed ~~80% (~~eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve ~~Under the~~under these Bylaws for ~~the purpose of~~ ensuring continuity of semi-annual distribution of dividends, until such reserve reaches ~~20% (~~twenty percent (20%) of the registered capital.

§ One ~~-~~ — As provided for in ~~Section~~article 197 of the ~~Corporate~~Corporations Law and its ~~sub- paragraphs~~subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the ~~General~~Shareholders Meeting ~~of Stockholders~~ may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two ~~-~~ — Under ~~Section~~article 199 of the ~~Corporate~~Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the ~~General~~Shareholders Meeting ~~of Stockholders~~ shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three -— For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in ~~item~~line “c” of Clause 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA ~~—~~— Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency;.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation ~~and amortization (including goodwill amortization),~~, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value ~~less estimated realized and unrealized costs~~ of sale of the biological assets ~~realized and unrealized~~.

~~“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash~~.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four -— Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in ~~item~~line “c” of this ~~clause~~Clause.

§ Five ~~-~~ — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 -— On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay ~~remuneration~~a compensation to the ~~stockholders~~shareholders, as interest on their equity, up to the limit established by ~~Section~~article 9 of Law ~~9249 of 26 Dec~~No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that ~~Section~~article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 -— Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)                                 ~~a)~~declare a semi-annual dividend, on account of the annual dividend;

(b)                                 ~~b)~~raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)                                  ~~c)~~declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half- yearly financial statements, on account of the annual dividend.

Clause 29 -— The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM ~~(Comissão de Valores Mobiliários)~~. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of ~~Paragraph~~paragraph 2 of ~~Section~~article 142 of the ~~Corporate~~Corporations Law.

CHAPTER ~~VII~~VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 -— Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One -— For the purposes of these Bylaws:

(a)                                 “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b)                                 “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii)         any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c)                                  “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d)                                 “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e)                                  “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons;.

§ Two ~~-~~ — The OPA ~~Shall~~shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three -— The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)                                 Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

~~(b)145% (~~

(b)                                 one hundred and forty -five ~~per cent~~percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’’s shares are traded, during the period of ~~24 (~~twenty -four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System -— SELIC (or the index that replaces it) up to the time of payment.

§ Four -— The execution of the OPA mentioned in the caput of this ~~article~~Clause shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five -— The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six - — In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this ~~clause~~Clause, as provided in article 120 of the Corporations Law.

§ Seven -— Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives

(a) that give rise to the Company’s shares or~~(b)~~ (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight -— The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine ~~-~~ — For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in ~~item “c”~~line “c” of Paragraph One of this ~~clause~~Clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten ~~-~~ — If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven -— The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September ~~29th, 2017~~29, 2017, and to its Successors (defined below).

§ Twelve -— For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September ~~29th~~,29, 2017.

CHAPTER ~~VIII~~IX

SALE OF CONTROL

Clause 31 -— The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One - — For purposes of these Bylaws, ~~“~~“Sale of the Company’s Control~~”~~“ means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two - — For the purposes of these Bylaws, the ~~“~~“Controlling Shares~~”~~“ means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three -— For purposes of these Bylaws, ~~“~~“Controlling Shareholder~~”~~“ means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (~~“~~“Group of Shareholders~~”~~“), exercising the Power of Control (as defined in Paragraph Four below).

§ Four -— For the purposes of these Bylaws, the term ~~“~~“Power of Control~~”~~“ means the power effectively used to direct the corporate activities and orient the functioning of the Company’’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 - — The tender offer referred to in the previous ~~clause~~Clause shall be:

(a)                                 when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company~~’~~’s Control; or

(b)                                 in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 -— Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a)                                 execute the tender offer referred to in Clause 31 of these Bylaws; and

(b)                                 pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 -— The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER ~~IX~~X

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 -— The cancellation of the Company’’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to

Paragraphs 1 to 3 of this Clause (~~“~~“Economic Value~~”~~“), in compliance with the applicable legal and regulatory rules.

§ One ~~-~~ — The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two ~~-~~ — The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three -— The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER ~~X~~ XI

WITHDRAW FROM NOVO MERCADO

Clause 36 -— The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to ~~art. 7, sole paragraph~~Clause 7, Sole Paragraph of these Bylaws, and (ii) communicated to B3 in writing with at least ~~30 (~~thirty (30) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 -— In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within ~~120 (~~one hundred and twenty (120) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 -— In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of ~~120~~ (one hundred and twenty (120) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the ~~clause~~Clause above.

§ One ~~-~~ — The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two ~~-~~ — In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 -— The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One ~~-~~ — The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two ~~-~~ — In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three -— In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four -— In case the shareholders meeting referred to in Paragraph Three above decides that ~~the~~ the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 -— It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable ~~legislation~~laws.

Clause 41 -— Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (~~“~~“New Acquisition~~”~~“), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company~~’s Fiscal Council~~’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One ~~-~~ — In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two ~~-~~ — The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three -— In the event that the Person does not comply with the obligations imposed by this ~~clause~~Clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER ~~XI~~XII

LIQUIDATION

Clause 42 -— The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER ~~XII~~ XIII

ARBITRATION PROCEEDING

Clause 43 -— The Company, its shareholders, managers and members of the ~~Fiscal Council~~Audit Board undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

****

APPENDIX VI — CONSOLIDATED BYLAWS

BYLAWS

SUZANO S.A.

Publicly Held Company of Authorized Capital
CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE

Clause 1 — SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph — With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. — Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and audit board members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 — The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 — The Company shall have indeterminate duration.

Clause 4 — The objects of the Company are:

(k)                                 manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(l)                                    formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(m)                             provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(n)                                 transportation, by itself or by third parties;

(o)                                 holding interest as a partner or shareholder in any other company or project;

(p)                                 operation of port terminals;

(q)                                 generation and sale of electricity;

(r)                                  rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(s)                                   rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(t)                                    operation of airports and landing fields.

CHAPTER II
CAPITAL STOCK AND SHARES

Clause 5 — The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book- entry type, with no par value.

§ One — The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two — The Company may not issue preferred shares.

§ Three — In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four — The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five — In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 — Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 — The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph — The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 — The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV
THE MANAGEMENT

Clause 9 — The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One — The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two — The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three — The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 — The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I
THE BOARD OF DIRECTORS

Clause 12 — The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One — Out of the members of the Board of Directors, at least twenty percent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law No. 6,404/76 (“Corporations Law”).

§ Two — When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 — The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One — Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two — Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three — Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four — The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five — The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 — The following shall be the attributes of the Board of Directors:

(v)                                 to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(w)                               if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(x)                                 to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(y)                                 if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(z)                                  if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(aa)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(bb)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(cc)                            if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(dd)                          to monitor and evaluate the economic and financial performance of the Company;

(ee)                            to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(ff)                              to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of the Corporations Law;

(gg)                          subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(hh)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(ii)                                to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(jj)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(kk)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)                       to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Clause;

(p.2)                       to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)                       to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)                       to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)                       to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)                       to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(ll)                                to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(mm)                  to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 15 below;

(nn)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(oo)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(pp)                          if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly held company or for the withdraw from the Novo Mercado.

Clause 15 — The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One — The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two — The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Clause 16 — The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(e)                                  to represent the Board of Directors in dealings with other parties;

(f)                                   to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(g)                                 to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(h)                                 to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Clause 17 — If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One — If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two — The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Clause 18 — The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three — The managers are not permitted to give personal guarantees.

Clause 19 — In the temporary absence:

(b)                                 of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(c)                                  of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One — In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two — Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 20 — The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One — The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two — Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three — The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Clause 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(a)                                 to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)                                 to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)                                  to produce monthly interim financial statements and deliver them to the Board of Directors;

(d)                                 to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)                                  to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

(f)                                   to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)                                 to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)                                 to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)                                    to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)                                    to seek continuous improvement in the organizational climate and results.

Clause 22 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One — The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two — No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three — The Company may, subject to the terms of this Clause, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)                                 in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)                                 representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)                                  representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)                                 representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four — Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 23 — The following are attributions of the Chief Executive Officer:

(a)                                 without prejudice to the terms of Clause 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)                                 to represent the Company in its public and private relationships at high level;

(c)                                  to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)                                 to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)                                  to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)                                   to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)                                 to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)                                 to propose to the Board of Directors:

(h.1)                      setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)                      decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)                      acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)                      formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph — Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 24 — The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One — The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four — The SAC shall have the following duties:

(s)                                   review the quarterly financial information, interim financial statements and financial statements;

(t)                                    supervise the financial area;

(u)                                 ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(v)                                 ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(w)                               establish with the external audit the work plan and the fee proposal;

(x)                                 recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(y)                                 interact with the external audit on matters related to the audit procedure;

(z)                                  evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(aa)                          evaluate and monitor the Company’s risk exposures.

§ Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 — The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(i)                                   a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(j)                                   the amounts allocated to Contingency Reserves, if constituted;

(k)                                the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty- five percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Clause; and

(l)                                   the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One — As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two — Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Clause 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA — Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Clause.

§ Five — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 — On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 — Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)                                declare a semi-annual dividend, on account of the annual dividend;

(b)                                raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)                                 declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Clause 29 — The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 — Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One — For the purposes of these Bylaws:

(a)                                “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b)                                “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c)                                 “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d)                                “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e)                                 “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the

Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two — The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three — The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)                                Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b)                                one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System — SELIC (or the index that replaces it) up to the time of payment.

§ Four — The execution of the OPA mentioned in the caput of this Clause shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five — The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six — In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Clause, as provided in article 120 of the Corporations Law.

§ Seven — Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight — The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine — For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line “c” of Paragraph One of this Clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten — If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven — The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve — For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

CHAPTER IX
SALE OF CONTROL

Clause 31 — The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One — For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two — For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three — For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four — For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 — The tender offer referred to in the previous Clause shall be:

(a)                                 when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b)                                 in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 — Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a)                                 execute the tender offer referred to in Clause 31 of these Bylaws; and

(b)                                 pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 — The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER X

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 — The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One — The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two — The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares.

For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three — The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER XI
WITHDRAW FROM NOVO MERCADO

Clause 36 — The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to Clause 7, Sole Paragraph of these Bylaws, and (ii) communicated to B3 in writing with at least thirty (30) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 — In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within one hundred and twenty (120) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 — In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of one hundred and twenty (120) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the Clause above.

§ One — The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two — In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 — The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One — The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two — In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three — In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four — In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 — It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable laws.

Clause 41 — Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii)  the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One — In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the- counter market trades.

§ Two — The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three — In the event that the Person does not comply with the obligations imposed by this Clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XII

LIQUIDATION

Clause 42 — The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XIII

ARBITRATION PROCEEDING

Clause 43 — The Company, its shareholders, managers and members of the Audit Board undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

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APPENDIX VII — ITEM 13 — COMPENSATION OF THE MANAGERS

Management Compensation (Section 13 - CVM Instruction No. 480)

The Company’s compensation is linked to the performance and generation of value to shareholders. The compensation payable by the Company allows attracting, retaining and recognizing professionals showing high potential and performance in its Management.

In the past years, the Company has transformed and developed the fixed and variable compensation criteria for the Company’s senior management, in the past years changing to an evaluation model based on the EBITDA (earnings before interest, taxes, depreciation and amortization) and on ROIC (return on invested capital). The company understands that the ROIC is the best method to evaluate the performance of the senior management throughout the year, as it aligns Management compensation with the interest of shareholders, creating a reliable circle of sustainable, long-term value generation. The Company also uses the concept of stretch performance to determine the variable compensation of its senior management. Part of such compensation will be determined based on the 2017 accounting figures and part must be subject to exogenous variable adjustments to profit or loss. Exogenous variables mainly include the effects of exchange rate differences and the international pulp price on profit or loss, as the Company has no power over them. Accordingly, the Company believes that such methodology would be fairer to assess the performance of its Management.

Some employees, who have direct or indirect and active responsibility for the Company’s long-term strategy, receive the opportunity to have access to a long-term incentive program linked to the appreciation of the Company’s phantom shares. Also, a selected group of employees who are more connected to their long-term goals received the opportunity to join a Stock Options Plan, with preset terms and conditions.

The recent transformations of the Management compensation evaluation criteria, as well as the abovementioned programs, are intended to promote the Company’s development based on its corporate strategy, seeking to maximize the return on the invested capital.

13.1. Description of the compensation policy or practice, including the non-statutory Executive Board:

a)             Compensation policy or practice goals

The Company’s compensation policy is intended to attract and retain professionals at the Company who are aligned with its principles and values and the shareholders’ goals. To this end, the Company’s policy is based on the monitoring of the external environment and it annually compares its salary range with reference markets, comprised of competitors in the segments where it operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company.

The compensation strategy indicates that the Company intends to position itself above the average of its reference market so that, consequently, it can attain its goals of attracting and retaining high-level employees, who will help the Company to delivering and surpass the planned results.

The Company also adopts, in relation to the short-term variable compensation, the distribution profit sharing based on goals that are aligned with the Company’s strategy and are appropriate for each of its employees.

Some employees, who have direct or indirect and active responsibility for the Company’s long-term strategy, receive the opportunity to have access to a long-term incentive program linked to the appreciation of the Company’s phantom shares.

The Company also offers to eligible executives a Class “A” Preferred Stock Options Program (on November 10, 2017, the Company migrated its Class “A” Preferred Shares to Common Shares), subject to preset terms and conditions aligned with the Company’s long-term goals.

Both programs are intended to promote the Company’s growth and the attainment of corporate goals established, based on the creation of incentives aiming at reaching a greater alignment of our executives, managers and employees with the Company’s goals.

b)             Compensation breakdown, indicating:

(i)            description of the compensation elements and the objectives of each of these elements

Compensation elements include:

•                  Annual fixed compensation: comprises salary or management fees, direct and fringe benefits and compensation for participation in committees, among others, which objective is rewarding the employee in the short term.

•                  Variable compensation: comprises bonus, profit sharing, compensation for attending meetings, among others, which objective is rewarding the employee in the short and medium terms.

•                  Share-based compensation: long-term incentive program which comprises phantom shares and stock options, which objective is rewarding the employee in the medium and long terms.

•                  Post-employment benefits: includes pension plan, which objective is providing the employee assistance after the termination of the employment relationship with the Company.

•                  Employment termination benefits: none.

These elements, as well as their objectives, are adopted according to the bodies described below:

Board of Directors:

The members of the Board of Directors who are not permanently dedicated to this activity are only entitled to fixed compensation, which is set based on market conditions and is intended to compensate, attract and retain Directors who add value to the Company’s results of operations.

Those Directors who are permanently dedicated, in addition to the fixed compensation, may be entitled to a variable compensation, which is also aligned with market conditions, through researches conducted by renowned consulting firms specialized on the matter.

No member of the Board of Directors participates in the long-term phantom shares incentive programs or the long-term stock option program and the members of the Board of Directors who are not permanently dedicated are not eligible to any benefit.

Those who are permanently dedicated, in turn, are eligible to life insurance offered by the Company and those who, besides being permanent, also act in Committees, are also eligible to the vehicle offered by the Company.

Executive Board:

The members of the Executive Board are entitled to fixed and variable compensation. The variable compensation also includes the short-term incentive as a way of rewarding the employee for attaining goals that support the Company’s short-term strategy.

Also, there is the long-term incentive that, through the phantom shares mechanism and the Stock Options Program, reward the employees for the attainment of goals that support the Company’s medium- and long-term strategic goals.

Both portions of the variable compensation are intended to align the executive with the shareholders’ goals and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Executive Board is established, according to market conditions, through researches conducted by renowned consulting firms specialized on the matter.

The following benefits also comprise the compensation of the Executive Board: food ticket, meal ticket, group life insurance, life insurance for personal accidents, private pension, medical check-up, health care plan, dental care plan and vehicle.

Similarly to the compensation, the benefits offered also follow market conditions through a research conducted by a renowned consulting firm specialized on the matter.

Audit Committee:

The Company’s Audit Committee is permanent and comprised of independent professionals. The compensation policy of its members follows the prevailing legislation, which provides for, in addition to the mandatory reimbursement of transportation and lodging expenses necessary to perform the work, a compensation of no less than 10% of the average fixed compensation paid to the members of the Executive Board, without including benefits, representation fees, and profit sharing paid to other officers.

Therefore, the members of the Audit Committee are not entitled to any variable compensation or benefits.

Committees:

The members of the Statutory Committees may be eligible to short-term fixed and variable compensation, so that a portion of the compensation of the members of the Committees comprises the overall compensation, determined by the market survey.

When such overall compensation, based on a market survey, is already reached, the members of the statutory committees, as applicable, will not be eligible to the variable compensation.

(ii)        which is the proportion of each element in overall compensation

In the past three years, the members of the Board of Directors, not permanently dedicated, received fixed compensation, with no portion of variable compensation, share-based compensation or post-employment benefit, similarly to the members of the Audit Committee.

On the other hand, for the members of the Board of Directors who are permanently dedicated, the table below indicates the percentage rate of the fixed and variable compensation, with no portion of share-based compensation.

Year	Fixed Compensation (1)	Short-term Variable Compensation (2)
2017	39%	61%
2016	37%	63%
2015	39%	61%

(1) Fixed compensation (salary / Management fees, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus and profit sharing).

In relation to the Executive Board, the table below shows the percentage rate of the fixed compensation portion (salary / Management fees, direct and fringe benefits and post- employment benefits), of the short-term variable compensation portion (bonus and profit sharing) and the long-term variable compensation (share-based):

Year	Fixed Compensation (1)	Short-term Variable Compensation (2)	Short-term Variable Compensation (3)
2017	31%	43%	26%
2016	28%	43%	28%
2015	27%	46%	26%

(1) Fixed compensation (salary / Management fees, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus and profit sharing).

(3) Long-term variable compensation (share-based).

These percentage rates may vary due to the indicators that support the variable compensation.

(iii)    calculation and adjustment methodology of each of the compensation elements

The compensation amounts paid by the Company to the members of the Executive Board, Councils and Committees are periodically compared to the amounts paid by the market, specially competitors in the segments where the Company operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company, according to guidelines established by the compensation strategy, through researches conducted by renowned external consulting firms specialized on the matter, so as to determine the level of competitiveness and, if necessary, assess the need of proposing adjustments to some compensation component that is not aligned.

(iv)     reasons that justify the compensation breakdown

We seek to align the breakdown of our compensation with the principles adopted by the market and these are also determined so as to reach the compensation strategy goal with respect to the positioning of the overall compensation above the average of such selected market.

(v)         the existence of members not compensated by the issuer and the reason for such fact

There are no members who do not receive compensation.

c)              Key performance indicators that are taken into consideration in the determination of each compensation element.

The fixed portion of the compensation takes into consideration market surveys and the compensation positioning in this market.

The variable portions (variable compensation and share-based compensation) are based on indicators that demonstrate the support to the Company’s strategy.

The indicators used to determine individual performance are:

• Working capital, contemplating inventories and payment term;

• Equity and debt funding;

• Performance of critical activities defined;

• Compliance with budget at defined limits;

• Fixed, variable and selling costs;

• Effective availability of the plantation areas;

• Company’s net debt and debt cost;

• EBITDA;

• Effective preparation and presentation of business plan;

• Performance of stages related to innovation actions;

• Effective closing of agreements;

• Free cash flow;

• Effective implementation of expected activities;

• Operational integration of acquired companies;

• Maintenance of an appropriate capital structure;

• Contribution margin;

• Paper and pulp production levels;

• ROIC;

• Investment analysis through net present value, project rates of return and payback;

• Analysis of forest operating, industrial and logistics efficiency.

For the post-employment benefit, market surveys and the relative positioning of such adoption in this same market are also taken into consideration.

d)             How the compensation is structured to reflect the growth of performance indicators

The fixed portion of the compensation is structured to reach a position in the average of the selected market, based on a research conducted by a consulting firm specialized on the matter.

The variable compensation is structured so that only when minimum levels of the defined goals are reached the variable compensation is recognized.

Additionally, the Company has a structured program to evaluate the alignment of the behavior of the Executive Board’s members, so as to ensure the alignment of such behavior with the Company’s goals, values and ethical principles. This evaluation also affects a portion of the variable compensation.

e)              How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The Company seeks the alignment of compensation practices with short-term interests through the attraction and retention of professionals who add value to its business.

The fixed compensation practices, which are intended to immediately rewarding the employee, through the monitoring of the Company’s market behavior, are aligned with the Company’s short-term interests.

The variable compensation practices, in turn, in particular in the form of bonus and profit sharing, work as a hybrid between the Company’s short-term interests (when referring to the results attained) and also medium-term interests (results to be attained).

With respect to the share-based compensation practices, which is represented by the phantom shares programs and the stock options, they ensure the commitment of those eligible to the Company’s continuity and its interests in the long term.

f)               Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Board of Directors:

There are members of the Board of Directors who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, as a result of their participation in the Board of Directors and/or Executive Board of the following entities: Suzano Holding and IPLF Holding.

Executive Board:

There are members of the Executive Board who receive fixed compensation from Ibema Companhia Brasileira de Papel, the Company’s direct subsidiary, as fees for the participation in the Board of Directors based on the amounts disclosed in item 13.15 below.

Audit Committee:

There are no members of the Audit Committee who receive compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

Committees:

There are members of the Committees who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, as a result of their participation in the Board of Directors and/or Executive Board of the following entities: Suzano Holding and IPLF Holding.

g)             Existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the sale of shareholder control of the issuer.

There is no compensation or benefits linked to the occurrence of corporate events.

13.2.           Total compensation of the board of directors, statutory board and audit committee:

Total compensation forecasted for the current Fiscal Year as of December 31, 2018 - Annual Amounts

a) Body	Board of Directors	Statutory Board	Audit Committee	Total
b) Total number of members	9.00	8.00	3.00	20.00
c) Number of paid members	8.42	7.50	3.00	18.92
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary and pro-labore	4,981,956.00	27,797,163.55	729,586.92	35,508,706.47
Direct and indirect benefits	518,165.56	1,316,099.76	-	1,834,265.32
Compensation per Participation in committees	2,310,852.00	-	-	2,310,852.00
Others	484,987.20	1,292,111.44	48,768.19	1,825,866.83
Description of other fixed compensations

INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation.

There was no contribution from January to August 2018 due to the payroll exemption, which ended in September 2018.

ii. Variable compensation, segregated into
Bonus	8,581,921.00	17,500,000.00	-	26,081,921.00
Profit sharing	-	7,001,502.50	-	7,001,502.50
Compensation per attendance in meetings	150,000.00	-	-	150,000.00
Commissions	-	-	-	-
Others	1,436,384.20	1,680,000.00	-	3,116,384.20

Description of other variable compensations

INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation.

There was no contribution from January to August 2018 due to the payroll exemption, which ended in September 2018.

iii. Post- employment benefits	-	415,844.56	-	415,844.56
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	43,009,394.73	-	43,009,394.73
e) Amount, per corporate body, of the compensation of board of directors, statutory board and audit committee	18,464,265.96	100,012,116.54	778,355.11	119,154,737.61
f) Total compensation of the board of directors, of statutory board and audit committee	18,464,256.96	100,012,116.54	778,355.11	119,154,737.61
Note	The number of members of each body was calculated considering the annual average of the number of members assessed monthly.

Total compensation for the Fiscal Year as of December 31, 2017 - Annual Amounts

a) Body	Board of Directors	Statutory Board	Audit Committee	Total
b) Total number of members	9.00	6.83	3.00	18.83
c) Number of paid members	9.00	6.83	3.00	18.83
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary and pro-labore	5,217,156.00	9,941,013.69	342,353.39	15,500,523.08

Direct and indirect benefits	287,151.07	845,133.43	-	1,132,284.50
Compensation per Participation in committees	2,310,852.00	-	-	2,310,852.00
Others	-	-	-	-
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
ii. Variable compensation, segregated into
Bonus	5,081,921.00	9,505,268.36	-	14,587,189.36
Profit sharing	-	6,003,564.55	-	6,003,564.55
Compensation per attendance in meetings	100,000.00	-	-	100,000.00
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
iii. Post- employment benefits	-	350,807.40	-	350,807.40
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	9,466,796.98	-	9,466,796.98
e) Amount, per corporate body, of the compensation of board of directors, statutory board and audit committee	12,997,080.07	36,112,584.41	342,353.39	49,452,017.87
f) Total compensation of the board of directors, of statutory board and audit committee	12,997,080.07	36,112,584.41	342,353.39	49,452,017.87
Note	The number of members of each body was calculated considering the annual average of the number of members assessed monthly.

Total compensation for the Fiscal Year as of December 31, 2016 - Annual Amounts

a) Body	Board of Directors	Statutory Board	Audit Committee	Total
b) Total number of members	8.50	5.50	3.00	17.00
c) Number of paid members	8.50	5.50	3.00	17.00
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary and pro-labore	4,231,117.60	7,045,061.32	342,670.68	11,618,849.60
Direct and indirect benefits	300,408.82	462,889.87	-	763,298.69
Compensation per Participation in committees	2,016,180.00	-	-	2,016,180.00
Others	-	-	-	-
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
ii. Variable compensation, segregated into
Bonus	4,495,545.00	8,373,788.95	-	12,869,333.95
Profit sharing	-	3,555,734.10	-	3,555,734.10
Compensation per attendance in meetings	25,000.00	-	-	25,000.00
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
iii. Post-employment benefits	-	277,305.63	-	277,305.63

vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	7,814,635.16	-	7,814,635.16
e) Amount, per corporate body, of the compensation of board of directors, statutory board and audit committee	11,068,251.42	27,529,415.03	342,670.68	38,940,337.13
f) Total compensation of the board of directors, of statutory board and audit committee	11,068,251.42	27,529,415.03	342,670.68	38,940,337.13
Note	The number of members of each body was calculated considering the annual average of the number of members assessed monthly.

Total compensation for the Fiscal Year as of December 31, 2015 - Annual Amounts

a) Body	Board of Directors	Statutory Board	Audit Committee	Total
b) Total number of members	8.67	6.00	3.00	17.67
c) Number of paid members	8.67	6.00	3.00	17.67
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary and pro-labore	3,148,950.40	5,966,841.60	329,977.92	9,445,769.92
Direct and indirect benefits	-	1,537,104.70	-	1,537,104.70
Compensation per Participation in committees	1,957,248.00	-	-	1,957,248.00

Others	-	-	-	-
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
ii. Variable compensation, segregated into
Bonus	3,909,170.00	8,663,448.74	-	12,572,618.74
Profit sharing	-	4,701,744.42	-	4,701,744.42
Compensation per attendance in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	INSS (National Institution of Social Security) (payable by the employer) levied on annual fixed compensation. There was no contribution due to payroll tax exemption.
iii. Post- employment benefits	-	301,485.00	-	301,485.00
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	7,618,056.83	-	7,618,056.83
e) Amount, per corporate body, of the compensation of board of directors, statutory board and audit committee	9,015,368.40	28,788,691.29	329,977.92	38,134,037.61
f) Total compensation of the board of directors, of statutory board and audit committee	9,015,368.40	28,788,691.29	329,977.92	38,134,027.61
Note	The number of members of each body was calculated considering the annual average of the number of members assessed monthly.

13.3. Variable compensation of the board of directors, statutory board and committee

Current fiscal year (to be closed on 12/31/2018)

Body	Board of Directors	Executive Board	Audit Committee	Total
Total number of members	8.42	7.50	3.00	18.92
Number of paid members	3.00	7.50	0.00	9.50
Bonus
i. Minimum value prescribed in the compensation plan	0	0,00	N/A	0,00
ii. Maximum value prescribed in the compensation plan	5,234,379.00	0,00	N/A	5,234,379.00
iii. Maximum value prescribed in the compensation plan — targets attained	8,581,921.00	0,00	N/A	8,581,924.00
Profit sharing	8,851,921.00
i. Minimum value prescribed in the compensation plan	-	-	-	-
ii. Maximum value prescribed in the compensation plan	N/A	0,00	N/A	0,00
iii. Maximum value prescribed in the compensation plan — targets attained	N/A	12,157,458.54	N/A	12,157,458.54

Fiscal year ended December 31, 2017

Body	Board of Directors	Executive Board	Audit Committee	Total
Total number of members	9.00	6.83	3.00	18.83
Number of paid members	1.00	6.83	-	7.83
Bonus
i. Minimum value prescribed in the compensation plan	3,317,924.00	-	N/A	3,317,924.00
ii. Maximum value prescribed in the compensation plan	5,081,921.00	10,651,561.49	N/A	15,733,482.49
iii. Maximum value prescribed in the compensation plan — targets attained	5,081,921.00	9,582,780.11	N/A	14,664,701.11
iv. Amount actually recognized in the fiscal year	5,081,921.00	9,505,268.36	N/A	14,587,189.36
Profit sharing

i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-
ii. Maximum value prescribed in the compensation plan	N/A	9,182,941.39	N/A	9,182,941.39
iii. Maximum value prescribed in the compensation plan — targets attained	N/A	6,304,838.64	N/A	6,304,838.64
iv. Amount actually recognized in the fiscal year	N/A	6,003,564.55	N/A	6,003,564.55

Fiscal year ended December 31, 2016

Body	Board of Directors	Executive Board	Audit Committee	Total
Total number of members	8.50	5.50	3.00	17.00
Number of paid members	2.00	7.00	-	9.00
Bonus
i. Minimum value prescribed in the compensation plan	3,317,924.00	-	N/A	3,317,924.00
ii. Maximum value prescribed in the compensation plan	5,081,921.00	10,084,997.88	N/A	15,166,918.88
iii. Maximum value prescribed in the compensation plan — targets attained	4,495,545.00	8,514,000.00	N/A	13,009,545.00
iv. Amount actually recognized in the fiscal year	4,495,545.00	8,373,788.95	N/A	12,869,333.95
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-
ii. Maximum value prescribed in the compensation plan	N/A	5,818,510.67	N/A	5,818,510.67
iii. Maximum value prescribed in the compensation plan — targets attained	N/A	3,522,653.33	N/A	3,522,653.33
iv. Amount actually recognized in the fiscal year	N/A	3,555,734.10	N/A	3,555,734.10

Fiscal year ended December 31, 2015

Body	Board of Directors	Executive Board	Audit Committee	Total
Total number of members	8.67	6.00	3.00	17.67
Number of paid members	2.00	6.00	-	8.00
Bonus
i. Minimum value prescribed in the compensation plan	3,317,924.00	-	N/A	3,317,924.00
ii. Maximum value prescribed in the compensation plan	5,081,921.00	10,237,421.07	N/A	15,319,342.07
iii. Maximum value prescribed in the compensation plan — targets attained	3,909,170.00	8,758,571.97	N/A	12,667,741.97
iv. Amount actually recognized in the fiscal year	3,909,170.00	8,663,448.74	N/A	12,572,618.74
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-
ii. Maximum value prescribed in the compensation plan	N/A	6,383,041.00	N/A	6,383,041.00
iii. Maximum value prescribed in the compensation plan — targets attained	N/A	4,628,204.38	N/A	4,628,204.38
iv. Amount actually recognized in the fiscal year	N/A	4,701,744.42	N/A	4,701,744.42

13.4. Share-based compensation plan of the board of directors and statutory board:

a)             General terms and conditions

Suzano Papel e Celulose has three long-term share-based incentive plans: (i) the Phantom Shares plan, (ii) the Stock Options plan and the (iii) the Share Appreciation Rights (SAR) plan. Plans are described below.

The Company establishes general conditions for the grant, which are defined in specific regulations that must be managed by the Management Committee, according to guidelines and conditions established by the Company’s Bylaws and Board of Directors.

The Management Committee annually establishes the corporate performance indicators (vesting condition) which, if attained, characterize the right of grant of long-term incentive plans to the beneficiaries.

In general, the amount to be granted is determined based on (i) attainment of goals and (ii) discretionary quantities attributable by the Management Committee in relation to the level of compliance with corporate indicators.

Note that, beginning November 10, 2017, the Company has migrated its Class A preferred shares (SUZB5) to Common Shares (SUZB3). Consequently, all Plans started to consider SUZB3 share as a reference.

Plans are described below.

(i)                                    Phantom Shares Plan

The Company offers a long-term incentive plan to its main executives and key members linked to the Company’s stock price, with payment in local currency (cash settlement), called Phantom Shares Plan.

The determination of the quantities of phantom shares to be granted to each beneficiary is defined based on the beneficiary’s basic wage, a salary multiple and the average of the last 90 quotations of the Company’s shares at B3.

In 2014 and 2015 Phantom Shares plans were granted with vesting period of three and four years (50% of the shares granted in each lot). Beginning 2016 three lots of phantom shares started to be granted with vesting periods of three, four and five years (1/3 of the total granted in each lot), respectively.

In addition to these grants of Phantom Shares, there was a grant in 2012 subject to specific conditions that limited minimum and/or maximum values to be reached by the phantom shares. More specifically, the phantom shares of the 2012 Special Program (a) had a minimum redemption value of R$ 9.00 and a maximum value of R$ 15.53 per share. The phantom shares of the 2012 Special Program (b) and the 2012 Special Program (c) had a minimum redemption amount of R$ 9.00, without a maximum amount established. The other characteristics of such plan are the same as those of the conventional Phantom Shares Plan. These 2012 grants were already redeemed in full.

(ii)                                Stock Option Plan

The Company’s Stock Option Plan currently includes only Program 3, granted in 2013, which is currently active. This document also shows Program 2, granted in 2010, and terminated in 2015.

On August 11, 2010 (grant dates), the Board of Directors, through the Special Commission established for this purpose, approved the general terms and conditions of the Company’s second Stock Option Programs, as well as its respective regulation.

The plan established general terms and conditions for the grant by the Company of the stock options for the purchase of its shares to executives, managers and employees (beneficiaries), to be defined in specific regulations that must be managed by the Management, according to guidelines and conditions established by the Company’s bylaws and Board of Directors.

The vesting period for the exercise of the Program 2 options was 36 months, 48 months and 61 months for the 1st, 2nd and 3rd lots, respectively. The options expired at every six months after the end of the vesting period of each lot. Moreover, the beneficiary must fulfill the 12-month lockup period, during which it could not sell the shares acquired through the plan options.

On January 18, 2013, Program 3 was launched with the grant of 9 million options. Options are divided in five equal option lots (20% of total options for each). The grace period of each lot depends on the beneficiary’s performance during the vesting period. That is, vesting can be anticipated if preset goals are met. After end of the vesting period, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month vesting period, which can be anticipated to 12 months. The 2nd lot has a 36-month vesting period, which can be anticipated to 24 months. The 3rd lot has a 60-month vesting period, which can be anticipated to 36 months. The 4th lot has a 72-month vesting period, which can be anticipated to 48 months. The 5th lot has an 84-month vesting period, which can be anticipated to 60 months. These options mature within three months after the vesting date.

Before these programs, the Company has granted Program 1, which options were all completed until the end of 2013, and for this reason, it is not part hereof.

(iii)                            SAR Plan

The Company started to grant in 2014 the SAR (Share Appreciation Rights) plan to its main executives and key members. The payment of this plan considers the difference between the Company’s share price and a base amount. This causes the Plan to show characteristic similar to the stock options plans (the base amount corresponds to the strike price of an option plan). For this reason, and because it is settled in cash, the plan is also called Phantom Option Plan.

The grants have strike price (or minimum share appreciation level) which represents 20% of the average for the 90 last trading sessions before the grant date. The grant was comprised of one lot with end of the vesting period three years after the grant and expiration six months after the end of the vesting period.

The beneficiary can be invited to participate in the plan. Acceptance is linked to the investment of an amount corresponding to 5% of the grant amount. At the end of the vesting period, the executive may pay 20% of the amount of the grant to acquire phantom shares (that is, to exercise phantom shares). Both the 5% and 20% must be deposited at the company’s account.

Hence, the beneficiary’s gain must be penalized or promoted as a result of the performance of SPC shares compared to the performance of competing shares.

b)             Main plan objectives

The Company’s long-term incentive plans were created to:

(i)             promote the Company’s growth and the attainment of the corporate goals established, upon the creation of incentives that aim at a higher integration of its executives, managers and employees, in the capacity of the Company’s shareholders (shareholders, specifically for the Stock Option Plan);

(ii)          enable the Company to maintain its professionals, by offering them, as additional advantage and incentive, the opportunity to be the Company’s shareholders (shareholders, specifically for the Stock Option Plan), under the terms, conditions and means set forth in the respective program regulation and plan; and

(iii)       promote the Company’s good performance and attainment of interests of its shareholders based on a long-term commitment of its executive, managers and employees.

c)              How the plan contributes to these goals

The plan contributes to the goals described above, through alignment of the personal and financial goals of the beneficiaries with the Company’s long-term goals, annually defined by the Management Committee.

d)             How the plan is inserted in the issuer’s compensation policy

The plan is inserted in the Company’s compensation policy so as to comprise the overall compensation of the beneficiaries, although the preferred stock options do not comprise the wage or overall compensation of beneficiaries, as set forth in the plan adhesion agreements.

Hence, in a selected market survey conducted by specialized consulting firm, the position of the overall compensation of beneficiaries in relation to this market is assessed, and the Company’s strategy is that they must be positioned above the average of these results.

e)              how the plan aligns the interests of the Management and the issuer in the short-, medium- and long-term

The grants made based on the share-based compensation plans (Phantom Shares, SAR and stock options) align the interests of management and the issuer in the short, medium- and long-term since the grant, as these compensation programs are based on performance indicators and depend on the analysis from the Management Committee, encouraging the interest of employees in working for the company’s appreciation for the subsequent appreciation of its shares or options granted.

Moreover, the program cycle provides for a vesting period for the Phantom Shares and SARs, so to as stimulate the interest of the beneficiary in focusing on long-term sustainable management actions.

For stock options, the Company grant them for future periods, based on the grant price which, in turn, is lower than the share amount on grant date, so that the beneficiary becomes interested in working for the company’s appreciation, seeking a higher difference between the acquisition price on the grant date and the fair price of the Company’s shares upon exercise of the option.

Additionally, the stock option plan adopted by the Company imposes a lockup period for the transfer of shares, which also works for the beneficiary to become interested in focusing on long-term sustainable management actions.

For example, some of the indicators adopted by the Management Committee for the granting of the share-based compensation program are the EBITDA and ROIC ratio, and the aggregate economic value and the growth of the company’s value.

f)               Maximum number of shares covered

•             Phantom Shares and SAR Plan

Limit not applicable, as these two Plans do not provide for the issuance / grant of the Company’s existing shares — settlement is made through cash.

•             Stock Option Plan

The options granted under the Stock Option Plan cannot exceed, during the effective period, two percent (2%) of the Company’s total subscribed and paid-in capital stock.

g)             Maximum number of options to be granted

•             Phantom Shares and SAR Plan

Not applicable as it is a share-based or phantom option-based program.

•             Stock Option Plan

In the share-based compensation Plan with payment in shares (stock options), options granted cannot exceed 2% of the Company’s total subscribed and paid-in capital stock, which must, as suggested by the Management Committee and approved by the Board of Directors, derive from: (i) the issuance of new shares, within the limit of the Company’s authorized capital; and/or (ii) treasury shares.

During the vesting period of the options, the beneficiary cannot dispose of or create any lien on these options.

Note that, beginning November 10, 2017, the Company has migrated its Class A preferred shares (SUZB5) to Common Shares (SUZB3).

h)             Share vesting conditions

•             Phantom Shares Plan:

Executives in the positions of Executive Officer, Officer and key members of the

Company are eligible to this program.

The plan regulation also determines the following conditions for these beneficiaries to be eligible to exercise Phantom Shares (vesting and non-vesting conditions): (i) in case of dismissal with cause or voluntary resignation or dismissal without cause by the Company (in those cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity); (ii) in the event of retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares; (iii) in the absence of the situation (i) above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares as defined in the regulations.

Except in the non-vesting conditions mentioned above, the Phantom Shares can only be exercised after a vesting period from one to four years (grace period) and, when applicable, until no more than five years counted from the grant date.

•             SAR Plan:

The Company’s Officers and Vice Presidents are eligible to this program.

The invitation in a given year is not a guarantee for the maintenance in the program, and the candidates selected within one year may or may not be included in a list in subsequent years.

The plan regulation also determines the following conditions for these beneficiaries to be eligible to exercise the SAR (vesting and non-vesting conditions): (i) in case of dismissal with cause or voluntary resignation, the beneficiary will automatically lose the right to exercise the SAR granted to it, without indemnity, also losing the amount invested to join the program; (ii) in the event of dismissal without cause or due to retirement, the beneficiary will receive the amount invested to join the program adjusted by the IPCA rate; (iii) in the absence of situation (i) and (ii) above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its SAR as defined in the regulations.

Except in non-vesting conditions mentioned above, the SARs can only be exercised after a three-year vesting period (exercise period). The maximum period of five years for the redemption (maturity) and a six-month period after payment of the 20% must also be taken into consideration for the effective receipt of payment by the company (a concept similar to the share lock up).

•             Stock Option Plan

For the stock options plan, with respect to beneficiaries:

(i)                  the Company’s and its direct or indirect subsidiaries’ executives, managers and employees will be eligible to participate in this plan; and

(ii)               the Management Committee, upon validation by the Board of Directors, shall select the beneficiaries, on its exclusive discretion, who will be entitled to the option grant in each program, among the persons eligible to participate in this plan, according to the paragraph above.

In case of dismissal with cause, voluntary resignation or retirement, the beneficiary will automatically lose any right to exercise the options granted, without indemnity. In the event of dismissal with cause, the expiration of the terms set forth for the exercise of stock options will be anticipated, the beneficiary being entitled to immediately exercise all options, while, in the absence of the abovementioned situations, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its options, as set forth in the regulation.

Except in the event of the abovementioned non-vesting conditions, the vesting periods (exercise period, defined in 13.4 (j) below) will be established, during which periods the beneficiaries can fully or partially exercise its options.

i)                Criteria for definition of the acquisition or strike price

•             Phantom Shares Plan:

There is no strike price, as the plan is not based on options, but on the share price. However, the gain corresponding to each phantom share granted is calculated as follows:

VR = VMA x Quantity of phantom shares, being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary.

VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

•             SAR Plan:

The strike price, corresponding to each SAR (phantom option), through which the beneficiaries can exercise their option, is calculated as follows:

Pe = 20% x Average of the last 90 trading sessions before the grant date.

In turn, the redeemed amount is calculated as follows:

VR = [VMA - Pe] x TRS, being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

TSR = percentage linked to the Company’s performance in relation to its competitors which can range from 75% to 125%, when applicable.

•             Stock Option Plan

For the Program 2, the strike price was defined as follows:

Pe =Pb x (1+WACC)t/252 — (D+JCP)x(1+WACC)t/252 , being:

Pe = strike price of the original lot, which was defined on the grant date, in conformity with the Plan terms and conditions.

Pb = base price set at R$ 14.56 per option under the Program 1 and R$ 15.53 per option under Program 2

WAAC = Company’s weighted average cost of capital, to be calculated based on the average of WACCs attributed to the Company by the market analysts of four renowned financial institutions. The first adjustment was applied on June 1, 2010, based on the average of WACCs attributed to the Company in the immediately preceding month (May 2010); the following variances will be calculated at every 12-month period, or on a pro rata basis, if the option is exercised before the end of the subsequent 12-month period.

D+JCP = dividends and interest on capital paid in the relevant period.

t = period elapsed in days.

For Program 3, the strike price was determined based on the average of the last 30 trading sessions prior to the option grant, less 15%.

Under such Program, in addition to the condition of maintenance, the exercise is also subject to corporate performance goals stipulated in the grant agreements.

j)                Criteria for establishment of the vesting period

The vesting period must abide by at least the cycle determined by the Company as appropriate for the return of the beneficiaries’ shares in the form of results to the Company.

•             Phantom Shares Plan:

The vesting period corresponds to up to five years after the grant.

•             SAR Plan

The maximum vesting period (expiration) of the SAR is five years after the grant.

•             Stock Option Plan

Under Program 2, the maximum vesting period was December 31, 2015, which represented approximately five years and four months from the grant date.

Program 3 is comprised of five equal lots. The grace period of each lot depends on the beneficiary’s performance during the vesting period. That is, vesting can be anticipated if preset goals are met. After end of the vesting period, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month vesting period, which can be anticipated to 12 months. The 2nd lot has a 36-month vesting period, which can be anticipated to 24 months. The 3rd lot has a 60-month vesting period, which can be anticipated to 36 months. The 4th lot has a 72-month vesting period, which can be anticipated to 48 months. The 5th lot has an 84-month vesting period, which can be anticipated to 60 months. In any of these cases, the maximum vesting period is six months after the end of the vesting term.

k)             Settlement method

•             Phantom Shares and SAR Plan

Settlement is made through payroll on behalf of the beneficiary when all conditions are satisfied.

•             Stock Option Plan

SOP Plans are settled through the Company’s Shares.

l)                Restrictions on the transfer of shares

•             Phantom Shares and SAR Plan

The Company’s shares are not granted under this program as the settlement is made in cash.

•             Stock Option Plan

For Programs 2, the beneficiaries must fulfill the 12-month period for the transfer of shares acquired through exercise of the options. In relation to Program 3, there are no restrictions for the transfer of shares.

m)         Criteria and events that, when verified, will give rise to the suspension, modification or extinguishment of the plan

In the event of the Company’s winding up or liquidation, the Stock Option Plan beneficiaries can exercise their options that already can be exercised in the period between the call date of the annual general meeting that will be held to decide on the Company’s winding up or liquidation and the meeting date.

Otherwise, the options will be extinguished, similarly to its Regulation and respective Adhesion Agreements.

The stock option plans, as well as the Long-term Phantom Shares Incentive plan and SAR Plan, can be extinguished, at any time, upon decision of the Company’s Management Committee. The end of validity of the plans will not affect the efficiency of the still valid options that have been granted in accordance with the prevailing regulation.

n)             Effects of the manager withdrawal from the issuer’s bodies on the rights set forth in the share-based compensation plan

As mentioned in item 13.4(h) above, in relation to Phantom Shares: (i) in case of dismissal with cause or voluntary resignation, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity; (ii) in the event of dismissal without cause or due to retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares.

In case of the SAR, in any events of dismissal with cause or voluntary resignation, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity, also losing the amount invested to join the program. In the event of dismissal without cause, the beneficiary will receive the amount invested to join the program, adjusted by the IPCA rate.

13.5. Share-based compensation of the Board of Directors and the statutory board:

The information on the Phantom Shares, Special Phantom Shares and Stock Options Plans is described in the tables below.

There are no Phantom Shares, Special Phantom Shares or Stock Options for the Board of Directors or the Audit Committee. Only the Statutory Board is contemplated by these plans.

The quantity of shares/options granted may vary when comparing the tables of consecutive years as a result of the change in the staff of Statutory Officers from one year to another.

PHANTOM SHARES PLAN	Estimative for the fiscal period ended December 31, 2018
a) Body	Statutory Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	10/02/2017
ii. Quantity of phantom shares granted	176,343	50,894	1,218,048	126,024
iii. Quantity of phantom shares outstanding in the beginning of the period	127,938	41,578	1,218,048	126,024
iv. Deadline for the phantom shares to become exercisable	3 years after the granting date		33% 3 years after the granting 33% 4 years after the granting 33% 5 years after the granting
v. Maximum terms of the exercise of the phantom shares	6 years after the granting date		2 years after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	18.88	18.88	18.88	18.88
• forfeited during the fiscal year	Not estimated.
• exercised during the fiscal year	Not estimated.
• forfeited during the fiscal year	Not estimated.

e) Fair value of phantom shares on the granting date	10.80	16.93	13.30	15.87
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	5.33
d) In relation to each grant of stock Options:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	10/02/2017
ii. Quantity of phantom shares granted	176,343	50,894	1,218,048	126,024
iii. Quantity of phantom shares outstanding in the beginning of the period	157,318	50,894	-	-
iv. Deadline for the phantom shares to become exercisable	3 years after the granting date		33% 3 years after the granting 33% 4 years after the granting 33% 5 years after the granting
v. Maximum term for the exercise of the phantom shares	6 years after the granting date		2 years after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	11.44	11.44	None	None
• forfeited during the fiscal year	None
• exercised during the fiscal year	None
• forfeited during the fiscal year	None
e) Fair value of phantom shares on the granting date	10.80	16.93	13.30	15.87

f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2016
a) Body		Statutory Board
b) Total Number of Members		5.50
c) Number of Paid Members		4.50
d) In relation to each grant of stock Options:
i. Date of Grant	03/01/2012	3/01/2013	3/01/2015	3/01/2015
ii. Quantity of phantom shares granted	366,530	459,915	180,146	45,944
iii. Quantity of phantom shares outstanding in the beginning of the period	19,625	404,262	180,146	-
iv. Deadline for the phantom shares to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the phantom shares	6 years after the granting date
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	11.44	11.44	11.44	11.44
• forfeited during the fiscal year	None	None	11.44	None
• exercised during the fiscal year	16.05	19.96	None	None
• forfeited during the fiscal year	None	None	11.44	None
e) Fair value of phantom shares on the granting date	7.49	6.58	10.80	16.93
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00
c) Number of Paid Members	4.00
d) In relation to each grant of stock Options:
i. Date of Grant	03/01/2012	03/01/2013	03/01/2015

ii. Quantity of phantom shares granted	366,530	459,915	164,858
iii. Quantity of phantom shares outstanding in the beginning of the period	286,423	368,730	164,858
iv. Deadline for the phantom shares to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the phantom shares	6 years after the granting date
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	18.11	18.11	18.11
• forfeited during the fiscal year	None
• exercised during the fiscal year	15.99	None	None
• forfeited during the fiscal year	None
e) Fair value of phantom shares on the granting date	7.49	6.58	10.80
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

SPECIAL PHANTOM SHARES PLAN	Estimative for the fiscal period ended December 31, 2018

There are no Special Phantom Shares Plans outstanding in 2018. All of them have already been terminated by the end of 2016 fiscal year.

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2017

There are no Special Phantom Shares Plans outstanding in 2017. All of them have already been terminated by the end of 2016 fiscal year.

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	2.00
d) In relation to each granting:
i. Date of Grant	12/21/2012
ii. Quantity of phantom shares granted	340,000
iii. Quantity of phantom shares outstanding in the beginning of the period	140,000
iv. Deadline for the phantom shares to become exercisable	03/31/2015 80,000	03/31/2016 140,000
v. Maximum terms of the exercise of the phantom shares	30 days after the end of the grace period

vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	15.53
• forfeited during the fiscal year	None
• exercised during the fiscal year	15.53
• forfeited during the fiscal year	None
e) Fair value of phantom shares on the granting date	5.55	5.55
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00
c) Number of Paid Members	3.00
d) In relation to each granting:
i. Date of Grant	12/21/2012		12/21/2012
ii. Quantity of phantom shares granted	340,000		280,000
iii. Quantity of phantom shares outstanding in the beginning of the period	220,000		142,240
iv. Deadline for the phantom shares to become exercisable	03/31/2015 80,000	03/31/2016 140,000	03/31/2015 142,240
v. Maximum terms of the exercise of the phantom shares	30 days after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
• outstanding in the beginning of the fiscal year	15.53		15.53
• forfeited during the fiscal year	Not estimated.
• exercised during the fiscal year	Not estimated.
• forfeited during the fiscal year	Not estimated.
e) Fair value of phantom shares on the granting date	5.55		5.55
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

OPTION PLAN	Provided for the fiscal period ending December 31, 2018
a) Body	Statutory Board
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to each granting:
i. Date of Grant	01/18/2013
i. Quantity of options granted	9,000,000
ii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	01/18/2018 - 1,800,000
v. Maximum term for the exercise of the options	90 days after the end of the grace period
vi. Time for restriction on the transfer of shares	None
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	R$ 4.73
• forfeited during the fiscal year	Not estimated.
• exercised during the fiscal year	Not estimated.
• forfeited during the fiscal year	Not estimated.
e) Fair value of phantom shares on the granting date	R$ 3.99
f) Potential dilution in case of exercise of all the options granted	1.23%

OPTION PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	1.00
d) In relation to each granting:
i. Date of Grant	01/18/2013
i. Quantity of options granted	9,000,000
ii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	01/18/2018 - 1,800,000
v. Maximum term for the exercise of the options	90 days after the end of the grace period
vi. Time for restriction on the transfer of shares	None

vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	R$ 4.73
• forfeited during the fiscal year	Not estimated.
• exercised during the fiscal year	R$ 4.73
• forfeited during the fiscal year	Not estimated.
e) Fair value of phantom shares on the granting date	R$ 3.99
f) Potential dilution in case of exercise of all the options granted	1.23%

OPTION PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	1.00
d) In relation to each granting:
i. Date of Grant	01/18/2013
i. Quantity of options granted	9,000,000
ii. Quantity of outstanding options in the beginning of the period	5,400,000
iv. Time for the options to become exercisable	01/18/2016 1,800,000	01/18/2017 1,800,000	01/18/2018 1,800,000
v. Maximum term for the exercise of the options	90 days after the end of the grace period
vi. Time for restriction on the transfer of shares	None
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	4.73
• forfeited during the fiscal year	None
• exercised during the fiscal year	4.73
• forfeited during the fiscal year	None
e) Fair value of phantom shares on the granting date	3.95
f) Potential dilution in case of exercise of all the options granted	1.23%

OPTION PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00

c) Number of Paid Members	3.00
d) In relation to each granting:
i. Date of Grant	08/01/2010	01/18/2013
i. Quantity of options granted	400,000	9,000,000
ii. Quantity of outstanding options in the beginning of the period	400,000	7,200,000
iv. Time for the options to become exercisable	08/01/2013 - 80,000 08/01/2014 - 80,000 08/01/2015 - 120,000	01/18/2015 - 1,800,000 01/18/2016 - 1,800,000 01/18/2017 - 1,800,000 01/18/2018 - 1,800,000
v. Maximum term for the exercise of the options	12/31/2015	90 days after the end of the grace period
vi. Time for restriction on the transfer of shares	12 months	None
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	15.53	4.73
• forfeited during the fiscal year	None
• exercised during the fiscal year	None
• forfeited during the fiscal year	None
e) Fair value of phantom shares on the granting date	5.97	3.89
f) Potential dilution in case of exercise of all the options granted	0.05%	1.23%

SAR (Share Appreciation Rights) PLAN	Estimative for the fiscal period ended December 31, 2018
a) Body	Statutory Board
b) Total Number of Members	8.00
c) Number of Paid Members	5.00
d) In relation to each grant of stock Options:
i. Date of Grant	04/01/2015	04/01/2016	04/01/2017
i. Quantity of SAR granted	213,034	185,544	223,431
ii. Quantity of outstanding SAR in the beginning of the period	176,159	163,505	223,431
iv. Term for the SARs to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the SAR	5 months after the end of the grace period

vi. Time for restriction on the transfer of shares	Not applicable to SAR
vii. Weighted average amount of the exercise price of SAR
• outstanding in the beginning of the fiscal year	2.34	3.19	2.66
• forfeited during the fiscal year	Not estimated.
• exercised during the fiscal year	Not estimated.
• forfeited during the fiscal year	Not estimated.
e) SAR fair value on the granting date	10.93	13.78	10.42
f) Potential dilution in case of exercise of all SAR	Not applicable to SAR

SAR (Share Appreciation Rights) PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	4.92
d) In relation to each grant of stock Options:
i. Date of Grant	04/01/2014	04/01/2015	04/01/2016	04/03/2017
i. Quantity of SAR granted	356,284	247,984	185,544	223,431
ii. Quantity of outstanding SAR in the beginning of the period	309,637	213,034	185,544	-
iv. Term for the SARs to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the SAR	5 months after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to SAR
vii. Weighted average amount of the exercise price of SAR
• outstanding in the beginning of the fiscal year	1.79	2.34	3.19	2.66
• forfeited during the fiscal year	None	2.34	3.19	None
• exercised during the fiscal year	1.79	2.34	None	None
• forfeited during the fiscal year	None
e) SAR fair value on the granting date	8.16	10.93	13.78	10.42
f) Potential dilution in case of exercise of all SAR	Not applicable to SAR

SAR (Share Appreciation Rights) PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	4.50
d) In relation to each grant of stock Options:
i. Date of Grant	04/01/2014	04/01/2015	04/01/2016
i. Quantity of SAR granted	356,284	247,984	159,996
ii. Quantity of outstanding SAR in the beginning of the period	356,284	247,984	-
iv. Term for the SARs to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the SAR	6 months after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to SAR
vii. Weighted average amount of the exercise price of SAR
• outstanding in the beginning of the fiscal year	1.79	2.34	3.19
• forfeited during the fiscal year	1.79	2.34	None
• exercised during the fiscal year		None
• forfeited during the fiscal year		None
e) SAR fair value on the granting date	8.16	10.93	13.78
f) Potential dilution in case of exercise of all SAR	Not applicable to SAR

SAR (Share Appreciation Rights) PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00
c) Number of Paid Members	5.00
d) In relation to each grant of stock Options:
i. Date of Grant	04/01/2014	04/01/2015
i. Quantity of SAR granted	327,789	225,530
ii. Quantity of outstanding SAR in the beginning of the period	327,789	-
iv. Term for the SARs to become exercisable	3 years after the granting date
v. Maximum term for the exercise of the SAR	6 months after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to SAR
vii. Weighted average amount of the exercise price of SAR

• outstanding in the beginning of the fiscal year	1.79	2.34
• forfeited during the fiscal year	None
• exercised during the fiscal year	None
• forfeited during the fiscal year	None
e) SAR fair value on the granting date	8.16	10.93
f) Potential dilution in case of exercise of all SAR	Not applicable to SAR

13.6.           Outstanding Options of the Board of Directors and Statutory Board at the end of the last fiscal year:

Information on the Phantom Shares Plan, Special Phantom Shares Plan, Stock Options Plan and SAR (Share Appreciation Rights) Plan is presented below.

There is no share-based compensation available for the Board of Directors or Audit Committee. Only the Statutory Board is contemplated by these plans.

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	5.33
d) Concerning the phantom shares still not exercisable
i. Quantity	1,513,588

	Date	Quantity
	03/01/2018	63,969
	03/01/2019	84,758
	03/01/2020	20,789
ii. Date when they will become exercisable	04/03/2020	406,016
	10/02/2020	42,008
	04/03/2021	406,016
	10/02/2021	42,008
	04/03/2022	406,016
	10/02/2022	42,008
iii. Maximum term for the exercise	3 years after the end of the grace period
iv. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
v. Weighted average price of the exercise	Not applicable to Phantom Shares
vi. Fair value of the phantom shares on the last day of the fiscal year	R$ 28,576,541.00
e) In relation to the exercisable phantom shares
i. Quantity

ii. Maximum term for the exercise of the phantom shares
iii. Time for restriction on the transfer of shares	There is no exercisable Phantom Shares
iv. Weighted average price of the exercise
v. Fair value of the phantom shares on the last day of the fiscal year
vi. Fair value of the phantom shares on the last day of the fiscal year	R$ 28,576,541.00

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2017
There are no Special Phantom Shares outstanding on the last day of the fiscal period ending December 31, 2017.

OPTION PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	1.00
d) In relation to the Options still not exercisable
i. Quantity	1,800,000
ii. Date when they will become exercisable	01/18/2018 - 1,800,000
iii. Maximum term for the exercise	90 days after the end of the grace period
iv. Time for restriction on the transfer of shares	None
v. Weighted average price of the exercise	R$ 3.99
vi. Fair value of the Options on the last day of the fiscal year	R$ 7,182,000.00
e) In relation to the Options exercisable
i. Quantity
ii. Maximum term for the exercise of the phantom shares
iii. Time for restriction on the transfer of shares	There are no exercisable options
iv. Weighted average price of the exercise
v. Fair value of the Options on the last day of the fiscal year
vi. Fair value of the total of Options on the last day of the fiscal year	R$ 7,182,000.00

SAR (Share Appreciation Rights) PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
C) Number of Paid Members	4.92
d) In relation to SAR still not exercisable

i. Quantity	563,095
	Date	Quantity
	04/01/2018	176,159
ii. Date when they will become exercisable	04/01/2019	163,505
	04/03/2020	223,431

iii. Maximum term for the exercise	6 months after the end of the grace period
iv. Time for restriction on the transfer of shares	Not applicable to SAR
v. Weighted average price of the exercise	R$ 2.71
vi. Fair value of the SAR on the last day of the fiscal year	R$ 8,326,303.30
e) In relation to exercisable SAR
i. Quantity	There are no exercisable SARs
ii. Maximum term for the exercise of the phantom shares
iii. Time for restriction on the transfer of shares
iv. Weighted average price of the exercise
v. Fair value of the SAR on the last day of the fiscal year
vi. Fair value of the total SAR on the last day of the fiscal year	R$ 8,326,303.30

13.7.                     Options exercised and shares delivered in relation to the share-based compensation of the Board of Directors and Statutory Board at the end of the last fiscal year:

The information on the Phantom Shares, Special Phantom Shares and Stock Options Plans is described in the tables below.

There is no share-based compensation available for the Board of Directors or Audit Committee. Only the Statutory Board is contemplated by these plans.

With respect to SAR (Share Appreciation Rights) Plan, there has not yet been an exercise since all lots are under grace period.

Phantom Shares Plan:

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	5.33
d) In relation to phantom shares still not exercised
i. Quantity	24,559

ii. Weighted average price of the year (amount of phantom shares)	R$ 13.21
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	Not applicable to Phantom Shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to Phantom Shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	4.50
d) In relation to phantom shares still not exercised
i. Quantity	361,416
ii. Weighted average price of the year (amount of phantom shares)	R$ 19.72
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	Not applicable to Phantom Shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to Phantom Shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

PHANTOM SHARES PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00
c) Number of Paid Members	5.00
d) In relation to phantom shares still not exercised
i. Quantity	286,423
ii. Weighted average price of the year (amount of phantom shares)	R$ 15.99
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	Not applicable to Phantom Shares
e) In relation to the shares delivered

i. Number of shares	Not applicable to Phantom Shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

Special Phantom Shares Plan: There was no exercise of the Special Phantom Shares in 2017.

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	2.00
d) In relation to phantom shares still not exercised
i. Quantity	140,000
ii. Weighted average price of the year (amount of phantom shares)	R$ 15.53
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	Not applicable to Phantom Shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to Phantom Shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

SPECIAL PHANTOM SHARES PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board
b) Total Number of Members	6.00
c) Number of Paid Members	3.00
d) In relation to phantom shares still not exercised
i. Quantity	222,240
ii. Weighted average price of the year (amount of phantom shares)	R$ 10.80
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	Not applicable to Phantom Shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to Phantom Shares
ii. Weighted average price of acquisition

iii. Total amount of the difference between the value of acquisition and the market value of the shares

SAR (Share Appreciation Rights) Plan: There was no exercise of SAR until 2017 (the reason why it is just presented the table of 2017).

SAR (Share Appreciation Rights) PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	4.92
d) In relation to the exercised shares
i. Quantity	348,113
ii. Weighted average price of the exercise	R$ 1.87
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	R$ 4,783,584.57
e) In relation to the shares delivered
i. Number of shares	Not applicable to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

Options Plan:

OPTION PLAN	Fiscal period ended December 31, 2017
a) Body	Statutory Board
b) Total Number of Members	6.83
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Quantity	1,800,000
ii. Weighted average price of the exercise	R$ 4.73
iii. Total value of the difference between the value of exercise and the market value of the shares in	R$ 14,598,000.00

relation to the options exercised
e) In relation to the shares delivered
i. Number of shares	No shares were delivered, only those resulted from the exercise of 1,800,000 options mentioned above.
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

OPTION PLAN	Fiscal period ended December 31, 2016
a) Body	Statutory Board
b) Total Number of Members	5.50
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Quantity	1,800,000
ii. Weighted average price of the exercise	R$ 4.73
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	R$ 21,960,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were delivered, only those resulted from the exercise of 1,800,000 options mentioned above.
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

OPTION PLAN	Fiscal period ended December 31, 2015
a) Body	Statutory Board

b) Total Number of Members	6.00
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Quantity	1,800,000
ii. Weighted average price of the exercise	R$ 4.73
iii. Total value of the difference between the value of exercise and the market value of the shares in relation to the options exercised	R$ 10,872,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were delivered, only those resulted from the exercise of 1,800,000 options mentioned above.
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

13.8. Information necessary to understand the data disclosed in items 13.5 to 13.7:

The information disclosed in items 13.5 to13.7 is related to share-based compensation of Company´s administrative Bodies (Statutory Board).

The explanatory notes of the quarterly income and the annual income of the Company present information referring to all employees covered by share-based compensation plans.

For all Plans, it was considered as base assets the Company’s Common shares (SUZB3) since as from November 10, 2017, the Class “A” Preferred Shares (SUZB5) were converted into Common shares (SUZB3), as approved in the Special Meeting of Class A Preferred Stock and in the Special General Meeting, both held on 09/29/2017.

•                  Phantom Shares Plan and Special Phantom Shares Plan

The value of the Phantom Shares is given by the average of the last 90 trading transactions, weighted by the volume, of the Company’s shares, multiplied by the TSR of the period. In the closing of 2017, the fair value of the Phantom Share was R$ 18.88 for the plans in effect.

•                  Stock Options Plan

Program 3

For the measurement of the fair value of the stock options, the Company used the Binomial model.

As defined in the current accounting standard, in the case of plans settled in securities (shares), the fair value must be calculated on the date of grant. For such assumptions, it was taken into account:

Assumption	Amount that was Considered
Base asset price (1)	R$ 7.73
Volatility Expectation (2)	40.47% p.a.
Expectation of average life of options (3)	Equal to the maturity term of each lot
Expectation of dividends distribution (4)	3,4919% p.a.
Weighted average interest rate free from risk (5)	8.99% p.a.

(1) The price of the base asset was defined considering the arithmetic average of the closing price in the past 90 trading transactions of Company’s share.

(2) The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the acquisition period, as well as the historical volatility of returns, considering the standard deviation of 90 observations of returns.

(3) The average life expectancy of stock options was defined by the expiration date of each lot.

(4) The expectation of dividends was defined base on Company’s historical earnings per share.

(5) The weighted average interest rate free from risk applied was the pre-interest curve in reais (Interbank Deposit [DI] expectation) observed in the open market, which is the best comparison base with the interest rate free from risk in the Brazilian market. The rate used for each exercise date changes according to the acquisition period.

In this program, no assumptions have been incorporated to reflect the expected effects of early exercise of the options.

•                  SAR (Share Appreciation Rights) Plan

For the assessment of the fair value of assets granted under SAR plan, the Company used the mathematic model of approximation for the options following Monte Carlo Simulation method. This was carried out because of the nature of the SAR that resembles an option, but with cash settlement. The choice of this specific method was because of the need to simulate not just the dynamic of the value of Company´s shares in the future, but also of its competitors since both impact the gain of the beneficiary through the comparison of TSR.

The conditions of the early exercise were not considered in the calculation of SAR.

Other assumptions taken into account (base date 12/31/2017 - date of recalculation of SAR value for closing purposes):

Assumption	Amount that was Considered
Base asset price (1)	R$ 18.88
Volatility Expectation (2)	37,93% p.a.
Expectation of average life of options (3)	Equal to the life of the agreement
Expectation of dividends distribution (4)	3.94% p.a.
Weighted average interest rate free from risk (5)	11.65% p.a.

(1) The price of the base asset was defined considering the arithmetic average of the closing price in the past 90 trading transactions of Company’s share on the date of SAR calculation.

(2) The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the acquisition period, as well as the historical volatility of returns, considering 745 trading transactions prior to the date of calculation SAR and using GARCH model for the volatility calculation. We present herein the average of these volatilities.

(3) The expectation of average life of the stock options was defined by the remaining term up to the limit date of the exercise.

(4) The expectation of dividends was defined base on Company’s historical earnings per share. We present herein the average of dividends expectation used in the calculation.

(5) The weighted average interest rate free from risk applied was the pre-interest curve in reais (Interbank Deposit [DI] expectation) observed in the open market, which is the best comparison base with the interest rate free from risk in the Brazilian market. The rate used for each exercise date changes according to the acquisition period. The amount presented represents the average among each of the grants.

13.9. Interest in shares, quotas and other convertible securities, held by managers and audit committee members — by body:

	Board of Directors			Executive Board	Audit Committee
	Common Shares (ON)	Class A Preferred Shares (PNA)	Class B Preferred Shares (PNB)	Common Shares (ON)	Common Shares (ON)
Number of shares held directly, issued by the Company(1)	147,242,219	—	—	7,006,225	14,202
Number of shares held directly, issued by Suzano Holding S.A.(1)	40,799,817	36,517,891	15,937,989	—	—
Number of debentures held, issued by the Company(1)	—	—	—	—	—

Note: None of the Company’s managers holds directly shares or quotas in subsidiaries or companies under common control of the Company. Their shareholding interest in these companies are solely of indirect manner, through the shares held by them in the Company, which, in turn, holds a shareholding interest in these companies.

(1) Shareholding position on February 28, 2018, according to CVM 358 Form.

13.10.              Information on retirement plans conferred upon members of the board of directors and statutory board:

a. Body	Board of Directors	Executive Board	Audit Committee	Total
b. Number of Members	9.00	6.83	3.00	18.83
c. Number of paid Members	0	6.83	0	6.83
d. Name of the	N/A	Suzano Prev	N/A	N/A
e. Number of managers in a position to	N/A	02	N/A	N/A
f. Conditions for early retirement	N/A	To be least 55 years old, to have at least 3 (years) of permanence in Suzano Prev and terminate the	N/A	N/A
g. Adjusted amount of contributions accumulated in the pension plan until the end of the last fiscal year, less the	N/A	2,613,702.20	N/A	2,613,702.20
h. Accumulated aggregate amount of contributions made during the last fiscal year, less the portion corresponding to contributions made directly by the managers (in R$)	N/A	350,807.40	N/A	350,807.40

i. If it is possible early redemption and under what conditions	N/A	The redemption may occur in whole or in part at any time, respecting the minimum grace period between redemptions of 60 days, as provided by the applicable Law.	N/A	N/A

13.11.              Maximum, minimum and average individual compensation of the board of directors, of the statutory board and of the audit committee:

2017 Fiscal Year	Number of members	Number of paid members	Highest value (R$)	Lowest value (R$)	Average value (R$)
Board of Directors	9.00	9.00	7,029,876.49	241,456.28	1,444,120.01
Statutory Board	6.83	6.83	11,259,426.87	3,516,033.49	5,287,347.64
Audit Committee	3.00	3.00	114,117.80	114,117.80	114,117.80

Note 2017:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable, indirect benefits and charges) of each body (letter “e” item 13.2) by the number of paid members informed for the respective organ (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated without any exclusion, considering all the compensations and its respective member exercised its functions in the entity for 12 months.

Total Value of Charges: There was no contribution due to payroll exemption.

2016 Fiscal Year	Number of members	Number of paid members	Highest value (R$)	Lowest value (R$)	Average value (R$)
Board of Directors	8.50	8.50	6,121,572.16	178,812.05	1,302,147.23
Statutory Board	5.50	5.50	16,002,746.10	1,788,197.41	5,005,348.19
Audit Committee	3.00	3.00	114,223.56	114,223.56	114,223.56

Note 2016:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable, indirect benefits and charges) of each body (letter “e” item 13.2) by the number of paid members informed for the respective organ (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated without any exclusion, considering all the compensations and its respective member exercised its functions in the entity for 12 months.

Total Value of Charges: There was no contribution due to payroll exemption.

2015 Fiscal Year	Number of members	Number of paid members	Highest value (R$)	Lowest value (R$)	Average value (R$)
Board of Directors	8.67	8.67	5,275,902.00	154,848.00	1,039,834.88
Statutory Board	6.00	6.00	15,183,093.15	2,304,536.95	4,798,113.55
Audit Committee	3.00	3.00	109,992.64	109,992.64	109,992.64

Note 2015:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable, indirect benefits and charges) of each body (letter “e” item 13.2) by the number of paid members informed for the respective organ (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) of each body was calculated without any exclusion, considering all the compensations and its respective member exercised its functions in the entity for 12 months.

Total Value of Charges: There was no contribution due to payroll exemption.

13.12.              Mechanisms of compensation or indemnity to managers in case of removal from the office or retirement:

There are no contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from office or retirement.

13.13.              In relation to the last fiscal year, inform the percentage of total compensation of each body recognized in the issuer’s income regarding members of the board of directors, statutory board or audit committee directly or indirectly related to the controlling shareholders, as provided for in the accounting rules addressing this matter:

Body	Fiscal year ended December 31, 2017	Fiscal year ended December 31, 2016	Fiscal year ended December 31, 2015
Statutory Board	—	—	—
Board of Directors	65.93%	66.06%	74.59%
Audit Committee	—	—	—
TOTAL	65.93%	66.06%	74.59%

13.14.              Compensation of managers and members of the audit committee, grouped by body, received for any reason other than the position they hold:

Body	Fiscal year ended December 31, 2017	Fiscal year ended December 31, 2016	Fiscal year ended December 31, 2015
Statutory Board	—	—	—
Board of Directors	—	—	—
Audit Committee	—	—	—
TOTAL	—	—	—

13.15.              Compensation to the members of the board of directors, of the statutory board or the audit committee recognized in the result of controlling shareholders, direct or indirect, of company under common control and controlled companies of the issuer:

Fiscal year ended December 31, 2017

•                  Compensation received related to the issuer position:

There was no compensation perceived by the Company’s Management arising from companies under common control and from the issuer’s-controlled companies, except for the participation of the Company’s Directors on the Board of Directors of Ibema Companhia Brasileira de Papel as informed in item 13.1 (f) above and detailed in the following item.

•                  Compensation received as a result of the participation in the Board of Directors/Executive Board of the related companies:

	Board of Directors (1)	Statutory Board	Audit Committee	Total
Direct and indirect Controlling Shareholders	5,299,430.35	—	—	5,299,430.35
Issuer Subsidiaries	—	—	—	—
Companies under common	72,000.00	264,000.00	—	336,000.00

Fiscal year ended December 31, 2016

•                  Compensation received related to the issuer position:

There was no compensation perceived by the Company’s Management coming from companies under common control and from the issuer’s subsidiaries.

•                  Compensation received as a result of the participation in the Board of Directors/Executive Board of the related companies:

	Board of Directors (1)	Statutory Board	Audit Committee	Total
Direct and indirect Controlling Shareholders	5,101,901.68	—	—	5,101,901.68
Issuer Subsidiaries	—	—	—	—
Companies under common control	72,000.00	—	—	72,000.00

Fiscal year ended December 31, 2015

•                  Compensation received related to the issuer position:

There was no compensation perceived by the Company’s Management coming from companies under common control and from the issuer’s subsidiaries.

•                  Compensation received as a result of the participation in the Board of Directors/Executive Board of the related companies:

	Board of Directors (1)	Statutory Board	Audit Committee	Total
Direct and indirect Controlling Shareholders	9,131,113.03	—	—	9,131,113.03
Issuer Subsidiaries	—	—	—	—
Companies under common control	2,355,646.00	—	—	2,355,646.00

(1) Compensation received in the fixed and variable modalities by participation on the Board of Directors and to be part of the Executive Board of the issuer’s subsidiaries. The companies liable for the compensation presented are Suzano Holding and IPLF Holding.

13.16.              Provide other information that the issuer considers relevant:

All material information regarding the compensation of the Company’s Management was disclosed in the items above. The information presented in this item is related to the period of a fiscal year, that is, from January to December of the referred years. The global amount approved in each of the Annual General Meetings of the Company have considered the period from April to March of the following year. Hence, considering they are distinct periods, there are some differences between the amounts referred to in the Reference Form (Formulário de Referência) and those approved in the corresponding Annual General Meetings.